Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Eleison Pharmaceuticals Inc.
100 Overlook Center, 2nd Floor
Princeton, NJ 08540
www.eleison-pharma.com

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Eleison Pharmaceuticals Inc.
Address: 100 Overlook Center, 2nd Floor, Princeton, NJ 08540
State of Incorporation: DE
Date Incorporated: October 14, 2009

Terms:

Convertible Promissory Notes

Offering Minimum: $124,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $5,000,000.00 in a qualified equity financing.
Maturity Date: January 06, 2027
Valuation Cap: $75,000,000.00
Discount Rate: 25.0%
Annual Interest Rate: 10.0%
Minimum Investment Amount (per investor): $600.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
Each share of Common Stock is entitled to one vote on all matters submitted to a vote of the stockholders, including the election of directors. There are no cumulative voting rights.

Material Rights:

In addition to the shares outstanding, there are 2,676,494 shares reserved for issuance pursuant to outstanding warrants and options.

Holders of Common Stock are entitled to receive dividends as declared by the board of directors out of legally available funds.

In the event of liquidation, dissolution, or winding up, holders are entitled to share ratably in assets after payment of debts and liabilities.

Common Stock has no preemptive, conversion, or redemption rights.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives & Bonuses*</u>

Loyalty Bonus: For our returning investors in Eleison Pharmaceuticals, enjoy additional 10% bonus interest.

<u>Time-Based Perks</u>

Early Bird 1: Invest $5,000+ within the first 2 weeks | 5% bonus interest

Early Bird 2: Invest $10,000+ within the first 2 weeks | 10% bonus interest

Early Bird 3: Invest $25,000+ within the first 2 weeks | 15% bonus interest

Early Bird 4: Invest $50,000+ within the first 2 weeks | 20% bonus interest

<u>Amount-Based Perks</u>

Tier 1 Perk: Invest $10,000+ | 5% bonus interest

Tier 2 Perk: Invest $50,000+ | 10% bonus interest

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal

financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Eleison Pharmaceuticals, Inc. will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

Eligible StartEngine convertible note holders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 11% instead of 10%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

<u>Company Overview</u>

We are a clinical stage, specialty pharmaceutical company focused on developing drug candidates for "orphan" oncology indications that potentially address areas of high unmet medical need in the treatment of cancer, such a pancreatic cancer, small-cell lung cancer, and brain cancer. Our strategy is to acquire late-stage compounds to pursue a lower cost and accelerated development pathway. By definition, late-stage compounds on average have lower development risk and shorter development timelines compared to early-stage compounds, and thus this strategy is intended to reduce overall clinical development risks and timelines and potentially deliver valuable products in areas of high unmet medical needs. By unmet medical needs, we mean indications with a poor prognosis and low five year survival.

We leverage our considerable industry experience, oncology therapeutics knowledge and development expertise to identify, develop and commercialize product candidates that we believe have strong market potential and that can fulfill unmet medical needs in the treatment of cancer if approved. Our highly experienced pharmaceutical business and drug development leadership team provides a significant competitive advantage in designing highly efficient clinical programs. Our substantial intellectual property and "orphan drug designations" in the United States and Europe maximizes market exclusivity.

Our lead drug candidate glufosfamide is in development for pancreatic cancer. Although an orphan disease, pancreatic cancer is the third leading cause of cancer deaths in the United States with an estimated 50,500 people dying from pancreatic cancer in the United States in 2023 according to the American Cancer Society publication, Cancer Facts & Figures 2023. Glufosfamide is an analog of a widely used chemotherapeutic (ifosfamide) but has been engineered to target cancer cells. Chemically, glufosfamide is a glucose-conjugated molecule, meaning glucose is chemically bound to an active chemotherapeutic agent. Several types of cancer, including pancreatic cancer, are more metabolically active than normal cells, requiring glucose as an energy source to fuel cell growth and division. These metabolically active cancers take up the glucose-conjugated glufosfamide, concentrating the active chemotherapeutic agent in cancer cells relative to normal tissue. In this way, glufosfamide targets cancer cells while reducing toxicity to normal cells.

Glufosfamide has been evaluated in more than 450 patients in multiple clinical studies conducted by prior sponsors. In a prior Phase III clinical trial conducted by Threshold, patients taking glufosfamide experienced a 35% improvement in median survival compared to the control group (p<.05), in a subset of 260 patients having excluded insulin-taking diabetic patients. It is this key finding which is the basis for our ongoing pivotal Phase III study. This new ongoing Phase III study is evaluating glufosfamide in "second-line" treatment of non-insulin taking pancreatic cancer patients and is proceeding under an SPA Agreement in which the FDA agreed that the study will support approval if conducted according to the protocol and the results meet the conditions of the statistical analysis plan. The ongoing trial has enrolled 70 subjects to date towards a total enrollment goal of 480. Second-line treatment refers to treatment after failure or disease progression with primary or "first-line" therapy. We anticipate filing an NDA (New Drug Application) for glufosfamide with the FDA in 2026/27.

Our inhaled lipid-complexed cisplatin drug candidate (ILC) is in development for lung cancer and pediatric bone cancer (osteosarcoma). ILC was designed to deliver high levels of sustained release cisplatin targeted to the lung, without systemic-related toxicities. ILC has been evaluated in 87 patients in four clinical studies, with evidence of activity in lung cancer and pulmonary metastases of osteosarcoma. Lung cancer is the leading cause of cancer death in the United States and worldwide. In conjunction with a partner in Asia, we plan to begin a Phase III controlled trial of ILC in 2025 for lung cancer. In the trial, patients with SCLC (small cell lung cancer) will receive standard of care systemic chemotherapy, then

randomized to either the control group or to ILC provided as maintenance therapy for up to nine months. Initial data read-out is expected in 2027/28. We intend to develop ILC for NSCLC (non-small cell lung cancer) as well, depending on the results from the SCLC study.

In pediatric osteosarcoma, about 450 new cases are diagnosed in the United States each year and approximately 35% of patients fail first-line therapy, mostly with metastatic recurrence only in the lungs, and with poor prognosis (five-year survival of such patients is less than 25%), according to published reports in The Journal of Clinical Oncology and Pediatric Drugs. By targeting the treatment and prevention of such pulmonary recurrences, ILC is potentially the first lifesaving breakthrough in the treatment of osteosarcoma in more than a generation. In 2017, we completed a Phase II trial of ILC in patients with osteosarcoma to evaluate the efficacy of ILC for delaying or preventing pulmonary recurrences of osteosarcoma. In 2026/27, we plan to initiate a pivotal Phase II/III trial in osteosarcoma.

Brain cancer occurs in more than 24,000 Americans annually, resulting in more than 18,000 deaths. Worldwide, incidence is more than 295,000 cases leading to 240,000 deaths each year. DBD (dibromodulcitol) has been evaluated in multiple clinical trials and has shown evidence of activity in several indications including brain cancer. We plan to initiate a bridging clinical trial and a pivotal Phase III clinical trial in 2025/26 for brain cancer.

Multiple patents have been issued or are pending for glufosfamide, ILC, and DBD. All three drugs have received an Orphan Drug Designation by the FDA and glufosfamide and ILC have also received an Orphan Drug Designation from the EMA. Orphan Drug Designation qualifies us for several benefits, including a 7-year period of marketing exclusivity upon regulatory approval in the United States and 10 years in European Union member countries.

Corporate Structure

Eleison Pharmaceuticals, Inc. was incorporated under Delaware law on October 14, 2009, and subsequently renamed Eleison Pharma Holdings, Inc. (EPH).

In December 2011, EPH formed a wholly-owned subsidiary Eleison Pharmaceuticals, LLC, and in February 2012 transferred substantially all its assets and specific liabilities to this new entity. In November 2020, as provided under Delaware corporate law, Eleison Pharmaceuticals, LLC converted to Eleison Pharmaceuticals Inc., a Delaware C-corporation, that also raised $12 million in gross proceeds.

Corporate History

2009: Founded and acquired rights to Glufosfamide.

2011: Acquired rights to ILC from Insmed.

2011-2019: Raised $13 million from investors; initiated and completed Phase II study of ILC for bone cancer; initiated Phase 3 study of glufosfamide for pancreatic cancer (ongoing)

2019: Acquired rights to DBD from Targent.

2020: Converted from an LLC to a C-corporation and raised $12 million.

Competitors and Industry

Industry

Eleison operates in the pharmaceutical industry, focusing on oncology. The global oncology drug market exceeded $167 billion in 2020 and is projected to reach $311 billion by 2026. Eleison's target markets include pancreatic, lung, and brain cancers, as well as pediatric osteosarcoma, with a combined annual market opportunity exceeding $15 billion.

Competitors

Competitors in the oncology pharmaceutical sector include multinational corporations like Bristol-Myers Squibb, Roche, and Novartis, as well as niche biotech firms developing drugs for orphan diseases. Eleison differentiates itself by targeting late-stage drug candidates with accelerated development timelines and leveraging Orphan Drug Designation for market exclusivity.

Current Stage and Roadmap

Current Stage

Eleison's pipeline and upcoming milestones include:

Glufosfamide: Ongoing pivotal Phase III trial for second-line pancreatic cancer, with 70 patients enrolled out of a target of 480. NDA filing expected in 2026/27.

ILC: Phase III trial for lung cancer planned to begin in 2025 and Phase II/III trial for osteosarcoma in 2026/27.

DBD: Bridging clinical trial planned for 2025, followed by a Phase III study in brain cancer by 2025/26.

Expanding licensing agreements in additional territories to support international marketing and distribution. Strengthening intellectual property protections and advancing new acquisitions in oncology therapeutics.

The Team

Officers and Directors

Name: Edwin J. Thomas

Edwin J. Thomas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President and Chief Executive Officer, Board Member
  Dates of Service: July, 2009 - Present
  Responsibilities: Edwin is the Chief Executive Officer, overseeing all company operations. Edwin receives an annual salary of $325,000 and holds stock options under the Company's 2020 Plan.

Other business experience in the past three years:

- Employer: Provid Pharmaceuticals
  Title: Board Member
  Dates of Service: July, 2001 - Present
  Responsibilities: Edwin is a board member.

Name: Matthew Allen Cromie

Matthew Allen Cromie's current primary role is with Invirsa. Matthew Allen Cromie currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President Clinical Development
  Dates of Service: June, 2021 - Present
  Responsibilities: Matthew leads the clinical operation trial strategy and overall delivery of the clinical programs. Matthew also facilitates the cross functional preparation, implementation and facilitation of project related to the clinical trials in the US and globally. Matthew does not currently receive an annual salary or equity compensation from the Company.

Other business experience in the past three years:

- Employer: Cromie Clinical Consulting LLC
  Title: President
  Dates of Service: March, 2023 - Present
  Responsibilities: In partnership with your leadership, lead clinical operations trial strategy and overall delivery of clinical programs. Facilitate the cross functional preparation, implementation and facilitation of projects related to your clinical trials in the US and around the world by providing vendor oversite and site management of assigned trials.

Other business experience in the past three years:

- Employer: Invirsa
  Title: Director, Clinical Development
  Dates of Service: February, 2024 - Present
  Responsibilities: Lead global cross functional project level teams in the planning and delivery of all assigned clinical studies to scope, quality, budget, time, managing resource and risk, and in compliance. Provide leadership, guidance, global clinical trial expertise and direction to internal and external project teams to ensure process consistency and knowledge sharing.

Other business experience in the past three years:

- Employer: BioBridges

Title: Consultant, Clinical Operations
Dates of Service: June, 2021 - December, 2023
Responsibilities: Lead clinical operations trial strategy and overall delivery of the clinical programs. Lead global cross functional project level teams in the planning and delivery of all clinical studies within a program to scope, quality, budget, time, managing resource and risk, and in compliance with SOPs, applicable global regulations and ICH/GCP guidelines. Chair team meetings for assigned compounds/projects ensuring goals and deliverables are clearly defined, and issues, decisions and action items are appropriately tracked.

Name: Joel Morganroth, M.D.

Joel Morganroth, M.D.'s current primary role is with none. Joel Morganroth, M.D. currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: March, 2018 - Present
  Responsibilities: Joel holds no role in capital raising other than fiduciary role as a director. Joel does not receive an annual salary or equity compensation from the Company.

Name: Michael J. Otto, Ph.D.

Michael J. Otto, Ph.D.'s current primary role is with none. Michael J. Otto, Ph.D. currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: July, 2018 - Present
  Responsibilities: Member of the Board of Directors. Michael does not receive an annual salary or equity compensation from the Company.

Other business experience in the past three years:

- Employer: ContraFect Corp.
  Title: Director
  Dates of Service: March, 2014 - December, 2023
  Responsibilities: Michael served on the Board of Directors and Chaired the compensation Committee.

Name: Frank Lee Seidman

Frank Lee Seidman's current primary role is with Capital Solutions Inc.. Frank Lee Seidman currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: February, 2012 - Present
  Responsibilities: Board Member with Eleison Pharmaceuticals. Frank does not receive salary or equity compensation from the company.

Other business experience in the past three years:

- Employer: Capital Solutions Inc.
  Title: President
  Dates of Service: December, 1991 - Present
  Responsibilities: President and founder

Name: Patrick J. Maguire, M.D., Ph.D.

Patrick J. Maguire, M.D., Ph.D.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President and CMO
  Dates of Service: May, 2021 - Present
  Responsibilities: Advisory to CEO; Clinical/Pharma expert

Other business experience in the past three years:

- Employer: Tonix Pharaceuticals
  Title: Consultant
  Dates of Service: December, 2020 - September, 2022
  Responsibilities: Advising CEO and leading pharma development including regulatory

Name: Michael E. Lusty, Ph.D.

Michael E. Lusty, Ph.D.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP Chemistry, Manufacturing & Controls
  Dates of Service: December, 2011 - Present
  Responsibilities: Leading CMC development

Other business experience in the past three years:

- Employer: WSM Consulting LLC
  Title: Principal
  Dates of Service: December, 2011 - Present
  Responsibilities: Consultant

Name: Bryan Wood

Bryan Wood's current primary role is with Alta Berkely (Venture Capital). Bryan Wood currently services 1-3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2013 - Present
  Responsibilities: Board Member with Eleison Pharmaceuticals

Other business experience in the past three years:

- Employer: Alta Berkely (Venture Capital)
  Title: Co-Founder, Managing Partner
  Dates of Service: January, 1983 - Present
  Responsibilities: Identification and analysis of potential investments, investment decisions, portfolio management.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall

not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For at least 12 months or longer following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For at least 12 months or longer following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible the only assets remaining to generate a return on your investment could be our intellectual property. The unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating

results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage. Delays or cost overruns in the development of our business and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Convertible Note we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Stock Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information

that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, and effectively no revenue. If you are investing in our company, it's because you think that this business is a good idea, that the team will be able to successfully develop, obtain regulatory approval, market, and sell the products, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any

significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We do not have any products that are approved for commercial sale.
We have not generated any product related revenues to date and do not expect to generate any such revenues for at least the next two or more years, if at all. To obtain revenues from sales of our product candidates, we must succeed, either alone or with third parties, in developing, obtaining regulatory approval for, manufacturing and marketing products with commercial potential. We may never succeed in these activities, and we may not generate sufficient revenues to continue our business operations or achieve profitability.

We have a history of net losses. We expect to continue to incur increasing net losses for the foreseeable future, and we may never achieve or maintain profitability.
We incurred significant net losses in each year since our inception in 2009. We had an accumulated deficit of $35,380.317 and $32,829,168 as of December 31, 2023 and 2022, respectively. Our net losses have resulted principally from costs incurred in our development activities. We anticipate that our net losses will substantially increase over the next several years as we expand our research and development activities, including the clinical development of our glufosfamide, ILC, and DBD product candidates. Because of the numerous risks and uncertainties associated with drug product development and commercialization, we are unable to accurately predict the timing or amount of future expenses or when, or if, we will be able to achieve or maintain profitability. Currently, we have no products approved for commercial sale, and to date we have not generated any product revenue. We have financed our operations primarily through the sale of equity securities and warrants, the issuance of convertible debt securities and upfront and milestone payments pursuant to our collaboration and license agreements. The size of our future net losses will depend, in part, on the rate of growth or contraction of our expenses and the level and rate of growth, if any, of our revenues. Our ability to achieve profitability depends on our ability, alone or with others, to complete the development of our products successfully, obtain the required regulatory approvals, manufacture and market our proposed products successfully or have such products manufactured and marketed by others and gain market acceptance for such products. These are formidable, time consuming and costly challenges and we may never achieve commercialization or profitability.

We will require substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.
Development of our glufosfamide, ILC, DBD, and other product candidates we may acquire in the future will require substantial additional funds to conduct research, development and clinical trials necessary to bring each of these product candidates to market and to establish or contract for manufacturing, marketing and distribution capabilities. Our future capital requirements will depend on many factors, including, the following: the scope, rate of progress, results and costs of our non-clinical studies, clinical trials, and other research and development activities; the scope, rate of progress and costs of our manufacturing development and commercial manufacturing activities; the cost, timing and outcomes of regulatory proceedings, including NDAs and SPAs we file with the FDA and similar filings with the EMA and other foreign regulatory authorities; payments required with respect to development milestones we achieve under our in-licensing agreements; the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims; the costs associated with commercializing our product candidates, if they receive regulatory approval; the cost and timing of establishing sales and marketing capabilities; competing technological efforts and market developments; our ability to maintain and establish collaborative and distribution arrangements to the extent necessary; revenues received from any future products; the ability to achieve and receive milestone payments and co-development payments for our candidates licensed to collaborators; and payments received under any future strategic collaborations. We anticipate that we will continue to generate significant net losses for at least the next several years as we continue to incur expenses to complete our clinical trial programs for glufosfamide, ILC, and DBD, seek regulatory approvals, build commercialization capabilities, acquire and develop new drug candidate programs, and expand our corporate infrastructure. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents will allow us to fund our operating plan through the twelve-month period following this offering. However, our operating plan may change as a result of factors currently unknown to us. Changing circumstances may cause us to consume capital faster or slower than we currently anticipate or to alter our operations. We

have based our estimates of future net losses on assumptions that may prove to be wrong, and we could utilize our available financial resources sooner than we currently expect. Our revenue and expense forecasts may prove to be inaccurate, and any change in the foregoing assumptions could require us to obtain additional financing earlier than anticipated. There is a risk of delay or failure at any stage of developing a product candidate, and the time required and costs involved in successfully accomplishing our objectives cannot be accurately predicted. Actual drug research and development costs could substantially exceed budgeted amounts, which could force us to delay, reduce the scope of or eliminate one or more of our development programs. We may never be able to generate sufficient product revenue, if at all, to cover our expenses. Until we do, we expect to seek additional funding through public or private equity or debt financings, collaborative relationships, capital lease transactions or other available financing transactions. However, additional financing may not be available on acceptable terms, if at all, and such financings could be dilutive to existing security holders. Moreover, if additional funds are obtained through arrangements with collaborators, such arrangements may require us to relinquish rights to certain of our technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our development programs. Our failure to obtain adequate financing when needed and on acceptable terms would have a material adverse effect on our business, financial condition and results of operations.

The report of our independent registered public accounting firm included a "going concern" explanatory paragraph. The accompanying financial statements have been prepared on a going-concern basis which contemplates the continuation of operations, realization of assets and liquidation of liabilities in the ordinary course of business. However, primarily as a result of our recurring losses and limited cash balances, the report of our independent registered public accounting firm on our financial statements as of and for the years ended December 31, 2023 and 2022 included an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. If we are unable to raise sufficient capital in this offering or otherwise as and when needed, our business, financial condition and results of operations will be materially and adversely affected, and we will need to significantly modify our operational plans to continue as a going concern.

Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.
Our product candidates may not prove to be safe and efficacious in clinical trials and may not meet all the applicable regulatory requirements needed to receive regulatory approval. To receive regulatory approval for the commercialization of our product candidates, we must conduct, at our own expense, extensive preclinical testing and clinical trials to demonstrate safety and efficacy of these product candidates for the intended indication of use. Clinical testing is expensive, can take many years to complete, if at all, and its outcome is uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of new drugs do not necessarily predict the results of later-stage clinical trials. The design of our clinical trials is based on many assumptions about the expected effects of our product candidates, and if those assumptions are incorrect the clinical trials may not produce statistically significant results. Preliminary results may not be confirmed on full analysis of the detailed results of an early clinical trial. Product candidates in later stages of clinical trials may fail to show safety and efficacy sufficient to support intended use claims despite having progressed through initial clinical testing. The data collected from clinical trials of our product candidates may not be sufficient to support the filing of an NDA or to obtain regulatory approval in the United States or elsewhere. Because of the uncertainties associated with drug development and regulatory approval, we cannot determine if or when we will have an approved product for commercialization or achieve sales or profits.

If we experience delays or difficulties in enrolling patients in our ongoing or planned clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.
We may not be able to initiate or continue our ongoing or planned clinical trials for our product candidates if we are unable to identify and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or comparable foreign regulatory authorities. If our strategies for patient identification and enrollment prove unsuccessful, we may have difficulty enrolling or maintaining patients appropriate for our product candidates. The conditions for which we currently plan to evaluate our product candidates are orphan or rare diseases with limited patient pools from which to draw for clinical trials. Clinical investigators will need to decide whether to offer their patients enrollment in clinical trials of our product candidates versus treating these patients with commercially available drugs that have established safety and efficacy profiles. The eligibility criteria of our clinical trials, once established, will further limit the pool of available trial participants. Some of our competitors may have ongoing or planned clinical trials for product candidates that would treat the same patients as our clinical product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors' product candidates. Patient enrollment is also affected by other factors, including: severity of the disease under investigation; our ability to recruit clinical trial investigators of appropriate competencies and experience; the incidence and prevalence of our target indications; clinicians' and patients' awareness of, and perceptions as to the potential advantages and risks of our product candidates in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating; competing studies or trials with similar eligibility criteria; invasive procedures required to enroll patients and to obtain evidence of the product candidate's performance during the clinical trial; availability and efficacy of approved medications for the disease under investigation; eligibility criteria defined in the protocol for the trial in question; the size and nature of the patient population required for analysis of the trial's primary endpoints; efforts to facilitate timely enrollment in clinical trials; whether we are subject to a partial or full clinical hold on any of our clinical trials; reluctance of physicians or patient advocacy organizations to

encourage patient participation in clinical trials; the ability to monitor patients adequately during and after treatment; our ability to obtain and maintain patient consents; and proximity and availability of clinical trial sites for prospective patients. Our inability to enroll and maintain a sufficient number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. There may be competing trials, as well as the limited bandwidth of pediatric oncology institutions for running trials, which can lead to the prioritization of certain trials, leading to delays in our clinical trials. Enrollment delays in our clinical trials, including delays due to the COVID-19 pandemic, may result in increased development costs, which would cause our value to decline and limit our ability to obtain additional financing.

Delays in clinical testing could result in increased costs to us and delay our ability to generate revenue.
We may experience delays in clinical testing of our product candidates. We do not know whether planned clinical trials will begin on time, will need to be redesigned or will be completed on schedule, if at all. In addition to delays in patient enrollment, clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence a clinical trial, in securing clinical trial agreements with prospective sites with acceptable terms, in obtaining institutional review board approval to conduct a clinical trial at a prospective site or in obtaining sufficient supplies of clinical trial materials. Any delays in completing our clinical trials will increase our costs, slow down our product development and timeliness and approval process and delay our ability to generate revenue.

We may be required to suspend or discontinue clinical trials due to unexpected side effects or other safety risks that could preclude approval of our product candidates.
Our clinical trials may be suspended at any time for a number of reasons. For example, we may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to the clinical trial patients. In addition, the FDA or other regulatory agencies may order the temporary or permanent discontinuation of our clinical trials at any time if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements or that they present an unacceptable safety risk to the clinical trial patients. Administering any product candidate to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical trials of our product candidates and could result in the FDA or other regulatory authorities denying further development or approval of our product candidates for any or all targeted indications. Ultimately, some or all of our product candidates may prove to be unsafe for human use. Moreover, we could be subject to significant liability if any volunteer or patient suffers, or appears to suffer, adverse health effects as a result of participating in our clinical trials.

Our clinical trials may not result in drugs approved for commercialization.
The grant of regulatory approvals for the commercial sale of any of our proposed products will depend, in part, on us and/or any collaborators successfully conducting extensive clinical testing to demonstrate safety and efficacy in humans. The results of preclinical and clinical testing may prove to be negative or inconclusive. As results of particular clinical trials are received, we and/or our collaborators, if any, may abandon projects that we might have otherwise believed to be promising. Our interpretation of clinical trial results may not be accepted by governmental regulators. The products that are successfully developed, if any, will be subject to requisite regulatory approval prior to their commercial sale, and the approval, even if obtainable, may take several years. Generally, only a very small percentage of new pharmaceutical products initially developed are approved for sale. Even if a new pharmaceutical product is approved for sale, it may not be commercially successful. We may encounter unanticipated problems relating to development, manufacturing, distribution and marketing, some of which may be beyond our financial and technical capacity to resolve. The failure to address such problems adequately could have a materially adverse effect on our business, financial condition or results of operations. We may not succeed in the development and marketing of any new drug products, and any products we are able to get approved for marketing may be rendered obsolete or uncompetitive by products of competitors. Many factors may affect the outcome of prospective clinical trials. The design of prospective clinical trials is often based on limited or incomplete data. The current Phase III clinical trial design of the glufosfamide program is based in part on data collected from a prior Phase III trial by a prior sponsor, and a retrospective analysis of that data. Retrospective analysis of clinical trial results may lead to incorrect conclusions. In addition, standard of care will change over time. Patients enrolling in the current Phase III clinical trial may have been exposed to and treated with therapeutics and other therapies different than patients enrolled in the prior Phase III trial by the prior sponsor. Thus, the results of the prior Phase III clinical trial by the prior sponsor may not be predictive of results in the current Phase III clinical trial. Our current clinical Phase III trial of glufosfamide may not enroll a sufficient number of patients or it may not be ultimately concluded according to the current design and protocol, for reasons including, but not limited to, the study drug administration regimen and participation requirements, changes in standard of care, and acceptability by patients and investigators of the study control.

We may not be able to fulfill the extensive, time consuming and costly regulatory requirements to enable us to develop and market our drug candidates.
Our drug development programs are subject to regulatory control by multiple federal, state, local, national, and multinational regulatory agencies, including the FDA and the EMA. Before we can market and commercialize our drug candidates, we will need to apply for and receive regulatory approval by multiple federal, state, local, national, and multinational regulatory agencies, including the FDA and EMA. If the data, information, applications, files, and regulatory documentation from our drug development programs are incomplete or inadequate, we could be subject to suspension or withdrawal of permission to conduct clinical trials from the regulatory authorities, including the FDA and EMA. We can make no assurances as to the completeness or adequacy of the data, information, applications, files, and regulatory

documentation from our drug development programs and we may never receive approval for marketing and commercialization from the regulatory authorities, including the FDA and EMA, or such approval could be delayed substantially, requiring us to conduct costly additional clinical trials. Furthermore, regulatory authorities' assessment of the data and results required to demonstrate safety and efficacy can change over time and can be affected by many factors, such as the emergence of new information, including on other products, changing policies and agency funding, staffing and leadership. We cannot be sure whether future changes to the regulatory environment will be favorable or unfavorable to our business prospects. For example, average review times at the FDA for marketing approval applications can be affected by a variety of factors, including budget and funding levels and statutory, regulatory and policy changes.

Our product candidates, if approved for sale, may not gain acceptance among physicians, patients and the medical community, thereby limiting our potential to generate revenues.

If any of our product candidates is approved for commercial sale by the FDA or other regulatory authorities, the degree of market acceptance of any approved product by physicians, healthcare professionals and third-party payors and our profitability and growth will depend on a number of factors, including: demonstration of safety and efficacy; changes in the practice guidelines and the standard of care for the targeted indication; relative convenience and ease of administration; the prevalence and severity of any adverse side effects; budget impact of adoption of our product on relevant drug formularies; the availability, cost and potential advantages of alternative treatments, including less expensive generic drugs; pricing, reimbursement and cost effectiveness, which may be subject to regulatory control; effectiveness of our or any of our partners' sales and marketing strategies; the product labeling or product insert required by the FDA or regulatory authority in other countries; and the availability of adequate third-party insurance coverage or reimbursement. If any product candidate that we develop does not provide a treatment regimen that is as beneficial as, or is perceived as being as beneficial as, the current standard of care or otherwise does not provide patient benefit, that product candidate, if approved for commercial sale by the FDA or other regulatory authorities, likely will not achieve market acceptance. Our ability to effectively promote and sell any approved products will also depend on pricing and cost-effectiveness, including our ability to produce a product at a competitive price and our ability to obtain sufficient third-party coverage or reimbursement. If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, patients and third-party payors, our ability to generate revenues from that product would be substantially reduced. In addition, our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources, may be constrained by FDA rules and policies on product promotion, and may never be successful.

Guidelines and recommendations published by various organizations can impact the use of our products candidates. Government agencies promulgate regulations and guidelines directly applicable to us and to our product candidates. In addition, professional societies, practice management groups, private health and science foundations and organizations involved in various diseases from time to time may also publish guidelines or recommendations to the health care and patient communities. Recommendations of government agencies or these other groups or organizations may relate to such matters as usage, dosage, route of administration and use of concomitant therapies. Recommendations or guidelines suggesting the reduced use of our product candidates or the use of competitive or alternative products that are followed by patients and health care providers could result in decreased use of our proposed product candidates.

Results of earlier clinical trials may not be predictive of the results of later-stage clinical trials.

The results of preclinical studies and early clinical trials of product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy results despite having progressed through preclinical studies and initial clinical trials. Many companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to adverse safety profiles or lack of efficacy, notwithstanding promising results in earlier studies. Similarly, our future clinical trial results may not be successful for these or other reasons. This product candidate development risk is heightened by any changes in the planned clinical trials compared to the completed clinical trials. As product candidates are developed through preclinical to early to late-stage clinical trials towards approval and commercialization, it is customary that various aspects of the development program, such as manufacturing and methods of administration, are altered along the way in an effort to optimize processes and results. While these types of changes are common and are intended to optimize the product candidates for late-stage clinical trials, approval and commercialization, such changes carry the risk that they will not achieve these intended objectives. Any of these changes could make the results of our planned clinical trials or other future clinical trials we may initiate less predictable and could cause our product candidates to perform differently, including causing toxicities, which could delay completion of our clinical trials, delay approval of our product candidates, and/or jeopardize our ability to commence product sales and generate revenues.

Reimbursement may not be available for our product candidates, which would impede sales.

Market acceptance and sales of our product candidates may depend on coverage and reimbursement policies of third-party insurers as well as health care reform measures. Decisions about formulary coverage as well as levels at which government authorities and third-party payers, such as private health insurers and health maintenance organizations, reimburse patients for the price they pay for our products as well as levels at which these payors pay directly for our products, where applicable, could affect whether we are able to commercialize these products as well as market acceptance of our products. We cannot assure that reimbursement will be available for any of our products or that coverage or reimbursement policies will not reduce the demand for, or the price of, our products. We have not commenced efforts to have our product candidates reimbursed by government or third-party payors. If coverage and reimbursement are not available or are

available only at limited levels, we may not be able to commercialize our products. In recent years, officials have made numerous proposals to change the health care system in the United States. These proposals include measures that would limit or prohibit payments for certain medical treatments or subject the pricing of drugs to government control. In addition, in many foreign countries, particularly the countries of the European Union, the pricing of prescription drugs is subject to government control. If our products are or become subject to government regulation that limits or prohibits payment for our products, or that subjects the price of our products to governmental control, we may not be able to generate revenue, attain profitability or commercialize our products. As a result of legislative proposals and the trend towards managed health care in the United States, third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drugs. They may also impose strict prior authorization requirements and/or refuse to provide any coverage of uses of approved products for medical indications other than those for which the FDA has granted market approvals. As a result, significant uncertainty exists as to whether and how much third-party payors will reimburse patients for their use of newly approved drugs, which in turn will put pressure on the pricing of drugs.

If we lose key personnel, our development programs could be delayed and our business could be harmed.
Our future success will depend, in part, on the leadership and efforts of our senior executive officers, directors, members of our Scientific Advisory Board and consultants. In particular, we rely and will continue to rely on the leadership and expertise provided by our founder and chief executive officer, Edwin Thomas. We do not maintain "key man" insurance for Mr. Thomas. However, we do have an employment agreement with him but that does not guarantee that he will always remain with the company. If Mr. Thomas were to terminate his relationship with us for any reason, or if he were to become disabled or dies, it would have a material adverse impact on our business. In addition to Mr. Thomas, we have other key personnel that are critical to our business. Most of these persons are currently "contract employees", which means they perform services for us on a contractual basis. Nevertheless, if their relationship with us were to terminate, it could have a material adverse impact on our business and operations. In addition, to execute our growth strategy we also must attract, train, retain and motivate additional highly skilled employees and knowledgeable advisors required for the expansion of our activities. Our failure to do so could have a materially adverse effect on our business, including delays in our drug development programs. Given the current state of the U.S. job market in general, that the pool of qualified personnel with experience in the pharmaceutical and biotechnology industry is limited overall, and that we will be competing with other companies that have far greater resources than we have and that can offer prospective employees greater opportunities than we can, we expect to experience difficulty in hiring and retaining highly skilled personnel with appropriate qualifications. In sum, we cannot assure you that we will be able to retain the services of our existing personnel or attract additional qualified employees and such failure would likely have a materially adverse effect on us.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.
We are a small company with two full-time employees and four contract employees who provide services to us under contractual arrangement but who are not treated as statutory employees. We anticipate that most, if not all, these contract employees will become statutory employees upon consummation of this offering. To continue our clinical trials and commercialize our product candidates, we need to expand our employee base for managerial, operational, financial and other resources. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. We plan to add additional employees to assist us with our clinical and commercial programs. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to: manage development efforts effectively; manage our clinical trials effectively; integrate additional management, administrative, manufacturing and sales and marketing personnel; maintain sufficient administrative, accounting and management information systems and controls; and hire and train additional qualified personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could harm our financial results and impact our ability to achieve development milestones.

We currently have no sales and marketing organization. If we are unable to establish a direct sales force in the United States to promote our products, the commercial opportunity for our products may be diminished.
We currently have no sales and marketing organization. If any of our product candidates are approved by the FDA, we will need to create a sales and marketing team from the ground up or hire a third-party to provide those services. Our current intention is to create our own, in-house sales and marketing team to market our products domestically. Whether we pursue that strategy or opt to outsource that function, we will incur significant additional expenses. In addition, if we decide to build our own sales and marketing team, the effort will require us to commit a significant additional management resources. We will also have to compete with other pharmaceutical and biotechnology companies, many of whom have greater financial resources than we have, to recruit, hire and train sales and marketing personnel. We cannot assure you that our efforts will be successful no matter how much time, effort and capital we commit. In addition, we cannot assure you that we will be able to a retain a third party to perform those services on acceptable terms, if at all, should that be necessary. If we elect to rely on third parties to sell our product candidates in the United States, we may receive less revenue than if we sold our products directly. In addition, although we would intend to use due diligence in monitoring their activities, we may have little or no control over the sales efforts of those third parties. In the event we are unable to develop our own sales force or collaborate with a third party to sell our product candidates, we may not be able to commercialize our product candidates which would negatively impact our ability to generate revenue.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause

our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our suppliers and business partners, as well as personally identifiable information of clinical trial participants and employees. Similarly, our business partners and third-party providers possess certain of our sensitive data. The secure maintenance of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information, including our data being breached at our business partners or third-party providers, could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations, and damage our reputation which could adversely affect our business.

We have no manufacturing experience or capabilities and may not be able to obtain and maintain adequate manufacturing from contractors.

We have no manufacturing experience and capability of our own. Currently, we use third parties to manufacture clinical study supplies of our product candidates. We may not be able to establish or maintain such arrangements with contractors that can manufacture products at a cost or in quantities, of sufficient quality and timeliness, necessary to meet the supply requirements of our clinical study programs. In addition, we anticipate that we will continue to rely on third parties to manufacture our products even if they have been approved for use. We will need to establish and rely upon third party contractors to develop methods to scale-up manufacturing of commercial quantities of any of our products that receives regulatory approval. If we are not able to establish and maintain such arrangements, or such third parties cannot manufacture products at a cost or in quantities, of sufficient quality and timeliness, necessary for the successful commercialization of our products, then we could lose potential revenue and market share. To the extent that we decide not to, or are unable to, enter into third party arrangements with respect to the manufacture of our proposed products, significant capital expenditures, management resources and time will be required to establish and develop an in-house manufacture capability. We cannot assure you that we will be able to establish or maintain relationships with third party manufacturers or develop in-house manufacturing, capabilities. To the extent that we depend on third parties for manufacturing, our ability to earn revenues and control manufacturing expenses will depend upon the efforts of such third parties, which may not be successful. The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products may encounter difficulties in production, particularly in scaling up production. These problems include difficulties with production costs and yields, quality control, including stability of the product and quality assurance testing, shortages of qualified personnel, as well as compliance with federal, state and foreign regulations. In addition, any delay or interruption in the supply of clinical trial supplies could delay the completion of our clinical trials, increase the costs associated with conducting our clinical trials and, depending upon the period of delay, require us to commence new clinical trials at significant additional expense or to terminate a clinical trial. We are responsible for ensuring that each of our contract manufacturers comply with the GMP requirements of the FDA and other regulatory authorities from which we seek to obtain product approval. These requirements include, among other things, quality control, quality assurance and the maintenance of records and documentation. The approval process for NDAs includes a review of the manufacturer's compliance with GMP requirements. We are responsible for regularly assessing a contract manufacturer's compliance with GMP requirements through record reviews and periodic audits and for ensuring that the contract manufacturer takes responsibility and corrective action for any identified deviations. Manufacturers of product candidates may be unable to comply with these GMP or cGMP requirements and with other FDA and foreign regulatory requirements, if any. While we will oversee compliance by our contract manufacturers, ultimately, we will not have control over our manufacturers' compliance with these regulations and standards. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of our product candidates is compromised due to a manufacturers' failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our product candidates, and we may be held liable for any injuries sustained as a result. Any of these factors could cause a delay of clinical trials, regulatory submissions, approvals or commercialization of our product candidates, entail higher costs or result in us being unable to effectively commercialize our product candidates. Furthermore, if our manufacturers fail to deliver the required commercial quantities on a timely basis and at commercially reasonable prices, we may be unable to meet demand for any approved products and would lose potential revenues.

We may not be able to manufacture our product candidates in commercial quantities, which would prevent us from commercializing our product candidates.

To date, our product candidates have been manufactured in small quantities for preclinical studies and clinical trials. If any of our product candidates is approved by the FDA or comparable regulatory authorities in other countries for commercial sale, we will need to manufacture such product candidate in larger quantities. We may not be able to successfully increase the manufacturing capacity for any of our product candidates in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If we are unable to successfully increase the manufacturing capacity for a product candidate, the clinical trials as well as the regulatory approval or commercial launch of that product candidate may be delayed or there may be a shortage in supply. Our product candidates require precise, high-quality manufacturing. Our failure to achieve and maintain these high-quality manufacturing standards in collaboration with our third-party manufacturers, including the incidence of manufacturing

errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could harm our business, financial condition and results of operations.

Materials necessary to manufacture our product candidates may not be available on commercially reasonable terms, or at all, which may delay the development and commercialization of our product candidates.

We rely on the third-party manufacturers of our product candidates to purchase from third-party suppliers the materials necessary to produce the bulk APIs and product candidates for our clinical trials, and we will rely on such manufacturers to purchase such materials to produce the APIs and finished products for any commercial distribution of our products if we obtain marketing approval. Suppliers may not sell these materials to our manufacturers at the time they need them to meet our required delivery schedule or on commercially reasonable terms, if at all. We do not have any control over the process or timing of the acquisition of these materials by our manufacturers. If our manufacturers are unable to obtain these materials for our clinical trials, testing of the affected product candidate would be delayed, which may significantly impact our ability to develop the product candidate. If we, or our manufacturers, are unable to purchase these materials after regulatory approval has been obtained for one of our products, the commercial launch of such product would be delayed or there would be a shortage in supply of such product, which would harm our ability to generate revenues from such product and achieve or sustain profitability.

The biopharmaceutical industry is subject to significant regulation and oversight in the United States; in addition to approval of products for sale and marketing, our failure to comply could be costly and hurt our business.

In addition to FDA restrictions on marketing of biopharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the biopharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes. If we or our representatives are found to have engaged in practices that involve remuneration intended to induce prescribing, purchases or recommendations, we may be subject to anti-kickback liability. 19 If we or our representatives are found, for example, to have marketed a product for unapproved, and thus non-reimbursable, uses, or to have provided free product to customers with the expectation that the customers would bill government programs for the product, we could be subject to liability under federal or state false claims laws. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer's products from reimbursement under government programs, criminal fines and imprisonment. Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of these laws, which could have a material adverse effect on our reputation and results of operations.

We may be subject to federal and state healthcare fraud and abuse laws and health information privacy and security laws. If we do not fully comply with such laws, we could face substantial penalties.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly, or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal anti-kickback statute. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include but are not limited to: HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters; HIPAA, as amended by the Health Information Technology and Clinical Health Act and its implementing regulations, which impose certain requirements relating to the privacy, security and transmission of individually identifiable health information; the federal physician sunshine requirements under the Affordable Care Act requires manufacturers of drugs, devices, biologics and medical supplies to report annually to HHS information related to payments and other transfers of value to physicians, other healthcare providers, and teaching hospitals, and ownership and investment interests held by physicians; and state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could subject us to sanctions, damage our reputation, and otherwise hurt our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we have established, comply with federal and state health-care fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained during clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent misconduct may not be effective in controlling unknown or

unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

If we decide to pursue a Fast Track Designation by the FDA, it may not lead to a faster development or regulatory review or approval process.

We may seek Fast Track Designation for one or more of our product candidates. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the product sponsor may apply for FDA Fast Track Designation. The FDA has broad discretion whether to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program.

We may seek Orphan Drug Designation from the FDA and/or EMA for additional product candidates that we acquire or develop in the future. However, we may be unsuccessful in obtaining or may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for market exclusivity.

We may seek Orphan Drug Designation for product candidates we obtain in the future from the FDA and/or the EMA; however, we may be unsuccessful. There can be no assurance that the FDA or EMA will grant orphan designation for any indication for which we apply, or that we will be able to maintain such designation for our current or any future candidates. In the United States, Orphan Drug Designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. If a product candidate with an Orphan Drug Designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of orphan drug exclusivity, which precludes the EMA or the FDA from approving another marketing application for the same drug or biologic for that time period, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the manufacturer is unable to assure sufficient product quantity. The applicable exclusivity period is ten years in Europe, but such exclusivity period can be reduced to six years if a product no longer meets the criteria for orphan designation or if the product is sufficiently profitable so that market exclusivity is no longer justified. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the drug to meet the needs of patients with the rare disease or condition. Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different products can be approved for the same condition. Even after an orphan drug is approved, the FDA or comparable foreign regulatory authority can subsequently approve the same drug for the same condition if such regulatory authority concludes that the later drug is clinically superior if it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug exclusivity may also be lost if the FDA later determines that the initial request for designation was materially defective. In addition, orphan drug exclusivity does not prevent the FDA from approving competing drugs for the same or similar indication containing a different active ingredient. In addition, if a subsequent drug is approved for marketing for the same or a similar indication as any of our product candidates that receive marketing approval, we may face increased competition and lose market share regardless of orphan drug exclusivity. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

Health care reform measures could adversely affect our business.

In the United States and foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could hurt our future results of operations. In particular, there have been, and continue to be, a number of initiatives at the federal and state levels that seek to reduce healthcare costs. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our ability to generate revenues. Bidding procedures to determine what pharmaceutical products and which suppliers will be included in prescription drug and other healthcare programs could reduce ultimate demand for our products or put pressure on our product pricing. 21 Increases in importation or re-importation of pharmaceutical products from foreign countries into the United States could put competitive pressure on our ability to profitably price our products, which, in turn, could adversely affect our results of operations. We might elect not to seek approval for or market our products in foreign jurisdictions to minimize the risk of re-importation, which could also reduce the revenue we generate from our product sales. It is also possible that other legislative proposals having similar effects will be adopted.

We operate in an environment of intense competition and our products, if approved, will be subject to intense market competition.

The biotechnology industry generally and our drug development programs in particular are characterized by intensive competition. Multiple companies are currently marketing drug products already approved or otherwise being used for indications in which we are developing products. In addition, many companies, research institutes, hospitals and universities are working to develop products in "orphan" oncology indications. Many of these entities have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than we have. Certain of such companies have experience in undertaking testing and clinical trials of new or improved products for indications in which

we are developing products. In addition, certain competitors have already begun testing compounds for indications in which we are developing products and may introduce such products before we do. More than 1,300 candidates are in development for the treatment of cancer (Source: PHRMA – Medicines in Development, Cancer 2020), including 257 candidates in development for the indications of pancreatic, lung, and brain cancers – the planned indications for our glufosfamide, ILC, and DBD programs, respectively. More than 45 of such 257 candidates are in Phase III development or later by some of the largest pharmaceutical companies in the world (e.g., Bristol-Myers Squibb) and multiple specialty pharmaceutical and biotechnology companies with extensive research and development experience and substantial resources. Accordingly, other companies may succeed in developing products earlier than us or products that are more effective or less expensive than those being developed by us. Further, it is expected that competition in "orphan" oncology indications and our other fields of interest will intensify. We may not be able to compete effectively in the future. The market for our proposed products is characterized by rapidly changing technology, evolving industry standards, and frequent new product introductions. Our future success will depend in part upon our continued ability to introduce new products and features to meet changing customer requirements and emerging industry standards. We may not be able to complete the development of future products and any future products we do develop may not achieve market acceptance. Any delay or failure of these products to achieve market acceptance would adversely affect our business. In addition, products or technologies developed by others may render our products or technologies non-competitive or obsolete. In addition, we face and will continue to face intense competition from companies for corporate collaborations, alliances, research and development arrangements and licensing opportunities. The competition to identify and acquire late-stage drug candidates via licensing or purchase includes companies with substantially greater financial and other resources than we have, and, as a result, we cannot assure you that we will successfully identify or acquire late-stage drug candidates to add to our development portfolio. Academic institutions, governmental agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for product and clinical development and marketing. These companies and institutions also compete with us in recruiting and retaining highly qualified scientific and management personnel. In addition to the above factors, we will face competition based on product efficacy, safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capability, reimbursement coverage, price and patent position, as well as other factors, some of which cannot be predicted at this time.

If we materially breach or default under our license agreements with Threshold and Insmed, or our purchase agreement with Targent, each may have the right to terminate their respective agreement with us and we could lose critical license or purchase rights, which would materially harm our business.

Our business depends, in large part, on certain intellectual property rights that we license or purchased from Threshold, Insmed, and Targent. Therefore, our commercial success will depend to a large extent on our ability to maintain and comply with our obligations under our license and purchase agreements with Threshold, Insmed, and Targent. Our license and purchase agreements with Threshold, Insmed, and Targent provide certain remedies to Threshold, Insmed, and Targent in the event we are in material breach of the applicable agreement, including the right to terminate each respective license or purchase agreement. In addition, under these license and purchase agreements, we are required to use commercially reasonable efforts to satisfy certain development milestones and other obligations regarding the development and commercialization of our drug candidates to maintain our license. We expect that other technology in-licenses that we may enter into in the future will contain similar provisions and impose similar obligations on us. If we fail to comply with any such obligations to Threshold, Insmed, or Targent, or future licensors, such licensor will likely terminate their licenses to us, in which case we would not be able to market products covered by these licenses. The loss of our licenses with Threshold or Insmed, or purchase rights with Targent, and potentially other licenses that we enter into in the future, would have a material adverse effect on our business. In addition, our failure to comply with obligations under these licenses or purchase agreements may cause us to become subject to litigation or other potential disputes under any such license or purchase agreements. Furthermore, our license and purchase agreements with Threshold, Insmed and Targent require us to make certain payments, including milestone payments, and royalties, and impose other such terms typically required under licensing and purchase agreements, and these types of technology in-licenses and purchase agreements may make it difficult for us to find corporate partners and less profitable for us to develop product candidates utilizing these existing product candidates and technologies.

If the collaborators, licensees and others on which we depend do not perform as expected, we may not be able to develop, manufacture and commercialize drug products.

If we cannot maintain our existing collaborative arrangements, product development and license agreements, contract manufacturing arrangements and other agreements with third parties for services we need on acceptable terms, or at all, and/or enter into new arrangements, then we will experience delays, added costs and missed opportunities in the development, manufacture or sale of our proposed products. In particular, we have no capability to discover or conduct pre-clinical development of new products, and therefore rely on collaborators, partners, or licensors to be the source of our drug development programs. Our current three drug development programs have been acquired via licensing or purchase arrangements with the prior sponsors, which provide for the licensing or purchase of certain intellectual property rights, including patents and patent applications, know-how, and regulatory materials and documentation. If the patents, patent applications and other intellectual property, data, information, applications, files, and regulatory documentation licensed or purchased from the prior sponsors are incomplete or inadequate in any way, our drug development programs may fail and we will not receive approval for marketing and commercialization from regulatory authorities, including the FDA and EMA.

Our lack of sales and marketing experience could limit our revenue from any approved drugs.

We have no experience in sales, marketing or distribution of pharmaceutical and related products. In the event any of our product candidates receive regulatory approval for commercialization, we intend to pursue third party arrangements regarding the sales and marketing of any products we develop internationally. We also may pursue such relationships to market our products domestically, although that is not our current intention. However, we may not be able to establish or maintain such arrangements or have effective sales forces and distribution systems necessary to make any products commercially viable. To the extent that we decide not to, or are unable to, enter into third party arrangements with respect to the sales and marketing of our proposed products, significant capital expenditures, management resources and time will be required to establish and develop our own marketing and sales force with technical expertise and with supporting distribution capabilities. To the extent that we depend on third parties for marketing and distribution, any revenues received by us will depend upon the efforts of such third parties, and their efforts may not be successful. Licensing and purchase agreements pursuant to which we have acquired or will acquire our drug candidate programs may require the consent of the licensor or seller for sublicenses or other third-party sales, marketing, or drug development arrangements. If licensors or sellers do not provide such consent, the development and commercialization of our product candidates could be severely impaired.

We, currently and in the future will, continue to rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to seek or obtain regulatory approval for or commercialize our product candidates.

We currently, and will in the future, enter into agreements with third-party CROs under which we have delegated to the CROs the responsibility to coordinate and monitor the conduct of our clinical trials and to manage data for our clinical programs. We, our CROs and our clinical sites are required to comply with current cGCPs, regulations and guidelines issued by the FDA and by similar governmental authorities in other countries where we are conducting clinical trials. We have an ongoing obligation to monitor the activities conducted by our CROs and at our clinical sites to confirm compliance with these requirements. In the future, if we, our CROs or our clinical sites fail to comply with applicable cGCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our marketing applications. In addition, our clinical trials must be conducted with product produced under cGMP regulations and will require a large number of test subjects. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

We may need to rely on third parties to market and commercialize our product candidates in international markets.

In the future, if appropriate regulatory approvals are obtained, we may commercialize our product candidates in international markets. However, we have not decided how to commercialize our product candidates in those markets. We may decide to build our own sales force or sell our products through third parties. If we decide to sell our product candidates in international markets through a third party, we may not be able to enter into any marketing arrangements on favorable terms or at all. In addition, these arrangements could result in lower levels of income to us than if we marketed our product candidates entirely on our own. If we are unable to enter into a marketing arrangement for our product candidates in international markets, we may not be able to develop an effective international sales force to successfully commercialize those products in international markets. If we fail to enter into marketing arrangements for our products and are unable to develop an effective international sales force, our ability to generate revenue would be limited.

We rely upon license agreements with pharmaceutical companies in China, Israel, and South Korea to develop and commercialize our current drug candidates in those markets and work cooperatively with us in the global development of our current drug candidates.

We have entered into license and development agreements with pharmaceutical companies in China, Israel and South Korea to develop and commercialize our current drug candidates in those markets. In addition, under the terms of these license and development agreements, the licensees are obligated to pay for certain expenses and conduct certain activities with respect to our global development of our current drug candidates. Should the licensees not perform as required, or if such license and development agreements be terminated either by us or by the licensees, it may materially affect our ability to develop and commercialize our drug candidates in China, Israel and South Korea, and may materially impact our global development activities.

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure protection of such rights.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our product candidates, and the methods used to manufacture them, as well as successfully defending these patents against third-party challenges. We will only be able to protect our product candidates from unauthorized making, using, selling and offering to sell or importation by third parties to the extent that we have rights under valid and enforceable patents or trade secrets that cover these activities or from orphan status designations from regulatory authorities in certain markets.

If we are unable to protect our proprietary rights, we may not be able to compete effectively or operate profitably.

Our success will depend, in part, on our ability to obtain patents and maintain trade secrets, both in the United States and other countries. Patent matters in the biotechnology and pharmaceutical industries can be highly uncertain and involve complex legal and factual questions. Accordingly, the validity, breadth and enforceability of our patents and the existence of potentially blocking patent rights of others cannot be predicted, either in the United States or in other countries. We may not be able to develop patentable products or processes or have patents issue from any of the currently pending patent applications, and the claims granted on issued patents may not be sufficient to protect our technology or adequately cover the actual products we may eventually sell. Potential competitors or other researchers in the field may have filed patent applications, been issued patents, published articles or otherwise created prior art that could restrict or block our efforts to obtain additional patents. Our issued patents or pending patent applications if issued, may be challenged, invalidated, rendered unenforceable or circumvented or the rights granted thereunder might not provide us with adequate proprietary protection or competitive advantages. Our patent rights also depend on our compliance with technology and patent licenses upon which our patent rights are based and upon the validity of assignments of patent rights from consultants, licensors and other inventors that were, or are, not employed by us. In addition, competitors may manufacture and sell our potential products in those foreign countries where we have not filed for patent protection or where patent protection may be unavailable, not obtainable or, ultimately, not enforceable. Even where patent protection is obtained, third-party competitors may challenge our patent claims in the various patent offices, for example via opposition in the European Patent Office or reexamination or interference proceedings in the USPTO. The ability of such competitors to sell such products in the United States or in foreign countries where we have obtained patents is usually governed by the patent laws of the countries in which the product is sold. We will incur significant ongoing expenses in maintaining our patent portfolio. Should we lack the funds to maintain our patent portfolio or to enforce our rights against infringers, we could be adversely impacted. Litigation, which could result in substantial costs to us (even if determined in our favor), may also be necessary to enforce any patents and patent applications issued or licensed to us or to determine the scope and validity of the proprietary rights of others.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative: Others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed. We or our licensors or strategic collaborators might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed. We or our licensors or strategic collaborators might not have been the first to file patent applications covering certain of our inventions. Others may independently develop similar or identical compounds to our product candidates or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights. Our pending patent applications may not lead to issued patents or patents with claims that are sufficiently broad to adequately protect our products and technologies. Issued patents and patent applications we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors. Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets. We may not develop additional proprietary technologies that are patentable. The patents of others may have an adverse effect on our business. Should any of these events or others occur, they could significantly harm our ability to sell products and earn revenue.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.
The Leahy-Smith Act, which was signed into law in September 2011, includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. Although the USPTO has developed some regulations and procedures to govern administration of the Leahy-Smith Act, uncertainty remains as to how some aspects of the Act and regulations will be interpreted and applied by the USPTO. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business, our current and pending patent portfolio and future intellectual property strategy. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business.

We may be subject to litigation with respect to the ownership and use of intellectual property that will be costly to defend or pursue and uncertain in its outcome.
Our success also will depend, in part, on our refraining from infringing patents or otherwise violating intellectual property owned or controlled by others. Pharmaceutical companies, biotechnology companies, universities, research institutions and others may have filed patent applications or have received, or may obtain, issued patents in the United States or elsewhere relating to aspects of our intellectual property. It is uncertain whether the issuance of any third-party patents will require us to alter our products or processes, obtain licenses, or cease certain activities. Some third-party applications or patents may conflict with our issued patents or pending applications. Any such conflict could result in a significant reduction of the scope or value of our issued or licensed patents. Even if claims of infringement are without merit, any such action could divert the time and attention of management and impair our ability to access additional capital and/or cost us significant funds to defend. In addition, if patents issued to other companies contain blocking, dominating or conflicting claims and such claims are ultimately determined to be valid, we may be required to obtain licenses to these patents or to develop or

obtain alternative non-infringing technology and cease manufacturing or selling any products deemed to infringe those patents. If any licenses are required, we may not be able to obtain any such licenses on commercially favorable terms, if at all, and if these licenses are not obtained, we might be prevented from pursuing the development and commercialization of certain of our potential products. Our failure to obtain a license on favorable terms to any technology that we may require to commercialize our products could prevent us from earning revenue on a product that we developed. In addition, if our competitors file or have filed patent applications in the United States or other countries that claim technology also claimed by us, we may have to participate in interference proceedings to determine priority of invention. These proceedings, if initiated by the USPTO or by foreign patent agencies, could result in substantial costs to us, even if the eventual outcome is favorable to us. Such proceedings can be lengthy, are costly to defend and involve complex questions of law and fact, the outcomes of which are difficult to predict. Moreover, we may have to participate in post-grant proceedings or third-party ex parte or inter partes reexamination proceedings under the USPTO or foreign patent agencies. An adverse outcome with respect to a third-party claim or in an interference proceeding could subject us to significant liabilities, require us to license disputed rights from third parties, or require us to cease using such technology, any of which could substantially increase our expenses and impair or delay our ability to earn revenue from product sales.

If we cannot adequately protect our trade secrets, we could lose potential competitive advantage.
We also rely on trade secrets to protect technology, especially where patent protection is not believed to be appropriate or obtainable or where patents have not issued. For example, our manufacturing process involves a number of trade secret steps, processes, and conditions. We attempt to protect our proprietary technology and processes, in part, with confidentiality agreements and assignment of invention agreements with our employees and confidentiality agreements with our consultants and certain contractors. However, these agreements may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may become known or be independently discovered by competitors. We may fail in certain circumstances to obtain the necessary confidentiality agreements, or their scope or term may not be sufficiently broad to protect our interests. If our trade secrets or other intellectual property become known to our competitors, it could result in a material adverse effect on our business. To the extent that we or our consultants or research collaborators use intellectual property owned by others in work for us, disputes may also arise as to the rights to related or resulting know-how and inventions.

If our licensors do not adequately prosecute and protect patents we rely on, then our product development could be impaired.
While we normally seek and gain the right to fully prosecute the patents and patent applications relating to our product candidates, there may be times when platform technology patents or product-specific patents that relate to our product candidates are controlled by our licensors. In addition, our licensors and/or licensees may have back-up rights to prosecute patent applications if we do not do so or choose not to do so, and our licensees may have the right to assume patent prosecution rights after certain milestones are reached. If any of our licensing collaborators fails to appropriately prosecute and maintain patent protection for patents covering any of our product candidates, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products.

Our patent portfolio may be incomplete or inadequate.
Although our patent portfolio consists of issued patents and patent applications and includes composition of matter patents and method/use patents and patent applications, it may not be adequate to protect our products. We do not know if our current or future patent applications will be approved or if our existing patents or patents issue in the future will adequately protect our products and technologies. For example, our glufosfamide composition of matter patent expired prior to us or any prior sponsor obtaining regulatory approval on our commercialization of glufosfamide. As a result, to protect glufosfamide, we rely upon method and use patents that we have obtained, and regulatory protection including Orphan Drug Designation of glufosfamide by the FDA and EMA.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentaries, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property, which could limit our ability to compete.
Because we operate in the highly technical field of research and development of small molecule drugs, we rely in part on trade secret protection to protect our proprietary trade secrets and unpatented know-how. However, trade secrets are difficult to protect, and we cannot be certain that others will not develop the same or similar technologies on their own. We have taken steps, including entering into confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors, to protect our trade secrets and unpatented know-how. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the party's relationship with us. We also

typically obtain agreements from these parties that provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Enforcing a claim that a party illegally obtained and is using our trade secrets or know-how is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets or know-how. The failure to obtain or maintain trade secret protection could adversely affect our competitive position.

We are exposed to potential product liability or similar claims, and insurance against these claims may not be available to us at a reasonable rate in the future.

Our business exposes us to potential liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic products. Clinical trials involve the testing of product candidates on human subjects or volunteers under a research plan and carry a risk of liability for personal injury or death to patients due to unforeseen adverse side effects, improper administration of the product candidate, or other factors. Many of these patients are already seriously ill with cancer and are therefore particularly vulnerable to further illness or death. We currently carry clinical trial liability insurance in the amount of $2 million in the aggregate, but we may not be able to maintain such insurance or the amount of such insurance may not be adequate to cover claims. We could be materially and adversely affected if we were required to pay damages or incur defense costs in connection with a claim outside the scope of indemnity or insurance coverage, if the indemnity is not performed or enforced in accordance with its terms, or if our liability exceeds the amount of applicable insurance. In addition, insurance may not continue to be available on terms acceptable to us, if at all, or if obtained, the insurance coverage may be insufficient to cover any potential claims or liabilities. Similar risks, but with larger potential liability amounts, would exist upon the commercialization or marketing of any products by our collaborators or us. Regardless of their merit or eventual outcome, product liability claims may result in: decreased demand for our products; injury to our reputation and significant negative media attention; withdrawal of clinical trial volunteers; costs of litigation; distraction of management; and substantial monetary awards to plaintiffs. Should any of these events occur, it could have a material adverse effect on our reputation and financial condition.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation provides that we will indemnify our directors to the fullest extent permitted by Delaware law. In addition, as permitted by Section 145 of the DGCL and, as our bylaws provide, we will enter into indemnification agreements with our directors and executive officers. If we are required to indemnify one or more of our directors or executive officers, it may reduce our available funds to satisfy successful third-party claims against us, may reduce the amount of money available to us and may have a material adverse effect on our results of operations.

The price of our Common Stock may fluctuate substantially.

You should consider an investment in our convertible debt, and Common Stock into which the convertible debt may be converted into, to be highly risky, and you should invest in our convertible debt only if you can withstand a significant or entire loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our Common Stock to fluctuate, in addition to the other risks mentioned in this "Risk Factors" section and elsewhere in this prospectus, are: sales of our Common Stock by our stockholders, executives, and directors; volatility and limitations in trading volumes of our shares of Common Stock; our ability to obtain financings to conduct and complete research and development activities including, but not limited to, our current and proposed clinical trials, and other business activities; the timing and success of introductions of new applications or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners; network outages or security breaches; our ability to secure resources and the necessary personnel to conduct clinical trials on our desired schedule; commencement, enrollment or results of our clinical trials for our drug candidates or any future clinical trials we may conduct; changes in the development status of our drug candidates; any delays or adverse developments or perceived adverse developments with respect to the FDA's review of our planned preclinical and clinical trials; any delay in our submission for studies or drug approvals or adverse regulatory decisions, including failure to receive regulatory approval for our drug candidates; unanticipated safety concerns related to the use of our drug candidates; failures to meet external expectations or management guidance; changes in our capital structure or dividend policy, future issuances of securities, sales of large blocks of Common Stock by stockholders; our cash position; announcements and events surrounding financing efforts, including debt and equity securities; our inability to enter into new markets and/or obtain and/or develop new drug candidates; reputational issues; competition from existing technologies and drugs or new technologies and drugs that may emerge; announcements of acquisitions, partnerships, collaborations, joint ventures, new drugs, capital commitments, or other events by us or our competitors; changes in general economic, political and market conditions in or any of the regions in which we conduct our business; changes in industry conditions or perceptions; changes in valuations of similar companies or groups of companies; analyst research reports, recommendation and changes in recommendations, price targets, and withdrawals of coverage; departures and additions of key personnel; disputes and litigations related to intellectual properties, proprietary rights, and contractual obligations; changes in applicable laws, rules, regulations, or accounting practices and other dynamics; possible delays in the expected recognition of revenue due to lengthy and sometimes unpredictable sales timelines; the lack of market acceptance and sales growth for our drug candidates, if any, that receive sales and marketing approval; and other events or factors, many of which may be unforeseeable and/or out of our control. In addition, if the market for stocks in biotechnology and/or pharmaceutical companies in general or in related industries or the stock market in general experiences a loss of investor confidence, the trading price of our Common Stock

could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause the trading price of the shares of our Common Stock price to fall as well, which could expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to our management.

We cannot assure you that an active and liquid trading market in our Common Stock will develop.
We cannot assure you that an active trading market in the shares of our convertible debt and Common Stock will develop. The absence of an active trading market may make it more difficult to sell your shares of our convertible debt and Common Stock when you wish or need to sell them.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the currently intended purposes described in the section entitled "Use of Proceeds." Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our cash from this offering in ways that ultimately increase the value of any investment in our securities or enhance stockholder value. The failure by our management to apply these funds effectively could harm our business. Pending their use, we will invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return and is unlikely to enhance stockholder value, which may result in a decline in the market price of the shares of our Common Stock. This, in turn, could adversely impact our ability to raise capital, invest in or expand our business, acquire additional drugs or licenses, commercialize our drugs, or continue our operations.

We may acquire other companies or technologies, which could divert our management's attention, result in dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.
We may in the future seek to acquire or invest in businesses, applications and services or technologies that we believe could complement or expand our current product portfolio, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. In addition, we do not have any experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including: inability to integrate or benefit from acquired technologies or services in a profitable manner; unanticipated costs or liabilities associated with the acquisition; difficulty integrating the accounting systems, operations and personnel of the acquired business; difficulties and additional expenses associated with supporting legacy pharmaceutical products and hosting infrastructure of the acquired business; diversion of management's attention from other business concerns; adverse effects to our existing business relationships with business partners and customers as a result of the acquisition; the potential loss of key employees; use of resources that are needed in other parts of our business; and use of substantial portions of our available cash to consummate the acquisition. In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial position may suffer.

Market and economic conditions may negatively impact our business, financial condition and share price.
Concerns over inflation, energy costs, geopolitical issues, the U.S. mortgage market and real estate market, unstable global credit markets and financial conditions, and volatile oil prices have led to periods of significant economic instability, diminished liquidity and credit availability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, increased unemployment rates, and increased credit defaults in recent years. Our general business strategy may be adversely affected by any such economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance, and share price and could require us to delay or abandon development or commercialization plans.

Because a limited number of our stockholders control a significant number of shares of our Common Stock, they may have effective control over actions requiring stockholder approval.
Following this offering, our directors, executive officers and principal stockholders, and their respective affiliates, will beneficially own a majority of our outstanding shares of Common Stock. As a result, these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our Common Stock by: delaying, deferring or preventing a change in corporate control; impeding a merger, consolidation, takeover or other business combination involving us; or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Future sales and issuances of shares of our Common Stock could result in additional dilution of the percentage ownership of our stockholders and could cause our share price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations, including increased marketing, hiring new personnel, commercializing our drugs, and continuing activities as an operating public company. To the extent we raise additional capital by issuing equity securities; our stockholders may experience substantial dilution. We may sell Common Stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell Common Stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

We do not intend to pay cash dividends on our shares of our Common Stock so any returns will be limited to the value of our shares.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the increase, if any, of our share price.

Our ability to use our net operating loss carry-forwards and certain other tax attributes is limited by Sections 382 and 383 of the Internal Revenue Code.

Net operating loss carryforwards allow companies to use past year net operating losses to offset against future years' profits, if any, to reduce future tax liabilities. Sections 382 and 383 of the Internal Revenue Code of 1986 limit a corporation's ability to utilize its net operating loss carryforwards and certain other tax attributes (including research credits) to offset any future taxable income or tax if the corporation experiences a cumulative ownership change of more than 50% over any rolling three-year period. State net operating loss carryforwards (and certain other tax attributes) may be similarly limited. An ownership change can therefore result in significantly greater tax liabilities than a corporation would incur in the absence of such a change and any increased liabilities could adversely affect the corporation's business, results of operations, financial condition and cash flow. Even if another ownership change has not occurred and does not occur as a result of this offering, additional ownership changes may occur in the future as a result of additional equity offerings or events over which we will have little or no control, including purchases and sales of our equity by our five percent security holders, the emergence of new five percent security holders, redemptions of our securities or certain changes in the ownership of any of our five percent security holders.

We may be at risk of securities class action litigation.

We may be at risk of securities class action litigation. In the past, biotechnology and pharmaceutical companies have experienced significant stock price volatility, particularly when associated with binary events such as clinical trials and drug approvals. If we face such litigation, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business and results in a decline in the market price of our Common Stock.

The exclusive forum provision in our organizational documents may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, or the underwriters of any offering giving rise to such claim, which may discourage lawsuits with respect to such claims.

Our amended and restated certificate of incorporation that will be in effect upon completion of this offering, to the fullest extent permitted by law, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation, or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. This exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act. It could apply, however, to a suit that falls within one or more of the categories enumerated in the exclusive forum provision. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, or the underwriters of any offering giving rise to such claims, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our bylaws will provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or a Federal Forum Provision, including for all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While federal or state courts may not follow the holding of the Delaware Supreme Court or may determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court, and our stockholders cannot waive compliance with the

federal securities laws and the rules and regulations thereunder.

Our amended and restated certificate of incorporation, our bylaws, and the DGCL have anti-takeover effects that could discourage, delay or prevent a change in control, which may cause the market price of the shares of our Common Stock to decline.

Our amended and restated certificate of incorporation, our bylaws and provisions of the DGCL could make it more difficult for a third-party to acquire us, even if closing such a transaction would be beneficial to our stockholders. We will be authorized to issue up to ten million shares of preferred stock upon the completion of this offering and the filing of our amended and restated certificate of incorporation with the State of Delaware. This preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by stockholders. The terms of any series of preferred stock may include voting rights (including the right to vote as a series on particular matters), preferences as to dividend, liquidation, conversion and redemption rights and sinking fund provisions. No preferred stock is currently outstanding. The issuance of any preferred stock could materially adversely affect the rights of the holders of our Common Stock, and therefore, reduce the value of our Common Stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell our assets to, a third-party and thereby preserve control by the present management. Provisions of our amended and restated certificate of incorporation, bylaws and provisions of the DGCL also could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. Such provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. For example, our amended and restated certificate of incorporation, bylaws and provisions of the DGCL, as applicable, among other things: provide the board of directors with the ability to alter the bylaws without stockholder approval; establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings; and provide that vacancies on the board of directors may be filled by a majority of directors in office, although less than a quorum.

Comprehensive tax reform bills and budget legislation could adversely affect our business and financial condition.
In December 2017, the U.S. Congress passed the TCJA, which made significant changes to the existing tax law applicable to individuals and corporations. In addition, the U.S. Congress is currently legislation that undo many of the changes made by the TCJA as well as provisions that would expand entitlement programs. his prospectus does not discuss any such tax legislation or the manner in which it might affect purchasers of our Common Stock. We urge our stockholders to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of investing in our Common Stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, contains forward-looking statements about us and our industry. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned "Risk Factors" below. In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "seek," "may," "plan," "potential," "predict," "project," "should," "would," and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should read these factors and the other cautionary statements made in this prospectus and in the documents we incorporate by reference into this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus or the documents we incorporate by reference into this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements include, among other things, statements relating to: our plans to develop and commercialize our product candidates; our ability to timely secure sufficient funding for our current and proposed operations, including funding necessary for the development and commercialization of our product candidates and to complete additional product candidates; our anticipated growth strategies and our ability to manage the expansion of our business operations effectively; future agreements with third parties in connection with the commercialization of our product candidates; the success, cost and timing of our product candidate development activities and planned clinical trials; the rate and degree of market acceptance and clinical utility of our product candidates; our commercialization, marketing and manufacturing capabilities and strategy; the success of competing therapies that are or may become available; our ability to attract and retain key management and technical personnel; our expectations regarding our ability to obtain, maintain and enforce intellectual property protection for our product candidates; our ability to diversify our product offerings and capture new market opportunities; our use of our existing cash and cash equivalents and the net proceeds from this offering; our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; and the possibility that we in the future may acquire certain businesses and/or additional drug candidates. Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference and file as exhibits to this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-

looking statements, even if new information becomes available in the future.

Some of our products are still in the development phase and might never be commercial products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Our new products if commercialized could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an appropriated advertising and marketing budget, our products will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
BDI Co., Ltd.	2,400,000	Common Stock	26.5%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Convertible Notes, and StartEngine Convertible Note.

Common Stock

The amount of security authorized is 12,000,000 with a total of 6,400,000 outstanding.

Voting Rights

Each share of Common Stock is entitled to one vote on all matters submitted to a vote of the stockholders, including the election of directors. There are no cumulative voting rights.

Material Rights

In addition to the shares outstanding, there are 2,676,494 shares reserved for issuance pursuant to outstanding warrants and options.

Holders of Common Stock are entitled to receive dividends as declared by the board of directors out of legally available funds.

In the event of liquidation, dissolution, or winding up, holders are entitled to share ratably in assets after payment of debts and liabilities.

Common Stock has no preemptive, conversion, or redemption rights.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

Determined at the time of issuance by the board of directors; no shares of Preferred Stock are currently issued or outstanding.

Material Rights

The board of directors has the authority to establish one or more series of Preferred Stock and determine rights such as dividends, redemption, liquidation preferences, and conversion privileges.

Convertible Notes

The security will convert into Common stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $2,365,000.00
Interest Rate: 12.0%
Discount Rate: 75.0%
Valuation Cap: None
Conversion Trigger: Outstanding convertible notes will automatically convert into shares of Common Stock at a rate equal to 75% of the initial public offering price per share in this offering.

Material Rights

Shares issued upon conversion are included in the pro forma capitalization table but do not have additional voting or preferential rights distinct from other Common Stock.

StartEngine Convertible Note

The security will convert into Common stock and the terms of the StartEngine Convertible Note are outlined below:

Amount outstanding: $0.00

Maturity Date: January 06, 2027
Interest Rate: 10.0%
Discount Rate: 25.0%
Valuation Cap: $75,000,000.00
Conversion Trigger: $5,000,000.00

Material Rights

There are no material rights associated with StartEngine Convertible Note.

What it means to be a minority holder

As a Convertible Note holder of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $980,000.00
  Use of proceeds: General working capital purposes
  Date: July 26, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $1,385,000.00
  Use of proceeds: General working capital purposes
  Date: October 06, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with

our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Since inception, we have been engaged primarily in organizational activities, including raising capital, and research and development activities. We have not generated substantial revenues, have not yet achieved profitable operations and have never generated positive cash flows from operations. There is no assurance that profitable operations, if achieved, could be sustained on a continuing basis. We are subject to those risks associated with any clinical stage pharmaceutical company that has substantial expenditures for research and development. We cannot assure you that our research and development projects will be successful, that products developed will obtain necessary regulatory approval, or that any approved product will be commercially viable. In addition, we operate in an environment of rapid technological change and our future success will depend, to a large extent, on the services of our employees and third-party consultants. Further, our future operations will also depend on our continued success in raising capital.

As a result of our recurring losses from operations and lack of sustainable cash flow, the uncertain outcomes of our research and development activities, our dependence on key employees and third-party consults and our ongoing need for capital, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements for the years ended December 31, 2023 and 2022 in which they stated that "certain conditions indicate that the Company may be unable to continue as a going concern" We believe that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to fund our current operating plans through at least the next twelve months. We have based these estimates, however, on assumptions that may prove to be wrong and we could spend our available financial resources much faster than we currently expect and will need to raise additional funds sooner than we anticipate. If we are unable to raise capital when needed or on acceptable terms, we would be forced to delay, reduce or eliminate our research and development programs and commercialization efforts.

Historical results and cash flows:

Since our inception in 2009, we have devoted substantially all of our resources to identifying, acquiring and developing our product candidates and building our pipeline, organizing and staffing our company, business planning, establishing and maintaining our intellectual property portfolio, establishing arrangements with third parties for the manufacture of our product candidates, raising capital and providing general and administrative support for these operations. We do not have any products approved for commercial sale and have not generated any revenues from product sales and have incurred net losses since commencement of our operations. Our net losses were $2,551,149 and $4,722,763 for the twelve months ended December 31, 2023 and 2022, respectively, and have decreased year to year primarily due to reduced R&D activity. We had an accumulated deficit of $35,380,317 as of December 31, 2023. We expect to continue to incur significant expenses and, accordingly, expect to continue to incur substantial losses for the foreseeable future as we continue to develop and seek regulatory approvals for our product candidates and commercialize any approved products, seek to expand our product pipeline and invest in our organization.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

To date, we have funded our operations primarily through the sale of equity securities (i.e., shares of Common Stock or membership units), with total paid-in capital of $30,312,694 as of December 31, 2023. In addition we issued convertible debt in 2022 and 2023, for a total of $2,365,000 outstanding as of December 31, 2023. Furthermore, we have received payments from our development and marketing partners in Asia and Israel of $5,862,792. We had $10,380 in cash and cash equivalents as of December 31, 2023. Based on our current operating plan, we expect that following the closing of this offering, our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next twelve months from the date of this offering.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign as contemplated by this Offering are critical to our company operations. Specially, these funds are required to support ongoing operations including research and development expenses and general and administrative expenses.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how

much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% or more will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

In the event the Company raises only the minimum amount contemplated by this offering, we anticipate being able to operate for four to six months based on our current operating expense burn rate and assuming receiving no other funding from any other sources.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for twelve months or more based on a projected monthly burn rate of $100,000 for expenses related to research and development activities and general and administrative expenses, and assuming receiving no other funding from any other sources.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In addition to the fundraising effort contemplated by this Offering Memorandum, we maintain an on-going business development effort to identify and secure new partnerships for each of our three drug development programs. Currently, we have partnerships with pharmaceutical companies in S. Korea and Israel for our glufosfamide drug candidate, and in China for our ILC program.

Furthermore, if and when the public markets for financing biotechnology companies like Eleison become favorable for initial public offerings (IPOs), the Company intends to pursue such funding. In 2022, we filed an S-1 for the purpose of an IPO, but it was necessary to suspend the IPO effort due to unfavorable market conditions for biotechnology stocks.

Indebtedness

- Creditor: U.S. Small Business Administration (SBA)
  Amount Owed: $505,217.00
  Interest Rate: 3.75%
  Maturity Date: April 22, 2050

- Creditor: Various lenders
  Amount Owed: $980,000.00
  Interest Rate: 12.0%
  Maturity Date: December 31, 2026
  Convertible into common stock upon IPO at 75% of the IPO per-share price. Embedded features include redemption put options upon IPO, term extension options, and default/sale-triggered acceleration. Interest rate increases to 18% upon extension. Associated warrants for common stock purchase were issued.

- Creditor: Various lenders
  Amount Owed: $1,385,000.00
  Interest Rate: 12.0%
  Maturity Date: December 31, 2027
  Convertible into common stock upon IPO at 75% of the IPO per-share price. Embedded features include redemption put options upon IPO, term extension options, and default/sale-triggered acceleration. Interest rate increases to 18% upon extension. Associated warrants for common stock purchase were issued.

Related Party Transactions

- Name of Entity: Capital Solutions
  Names of 20% owners: Frank Seidman is 20%+ owner of Capital Solutions
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Consulting fees paid to Capital Solutions for services rendered: $95,000 (2022 and 2023). Amounts accrued and due to Capital Solutions as of December 31, 2023: $276,666
  Material Terms: Services Agreement with fixed consulting fees. Amounts due are recorded as accrued expenses on the balance sheet.

- Name of Person: Edwin J. Thomas
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Advances made by the CEO to the company: $72,000 (outstanding as of the transaction date).
  Material Terms: Advances are payable upon demand.

- Name of Person: Stockholders with Milestone Payment Rights: Edwin J. Thomas, Eleison Pharma Holdings, Eleison Investors, LP, Eleison Investors II, LP, Joel Morganroth, Frank Seidman
  Relationship to Company: Officers, directors, or 5%+ stockholders
  Nature / amount of interest in the transaction: Share of milestone payments upon meeting predefined FDA approval and sales milestones: Marketing approval for glufosfamide, ILC, or DBD ($1M–$2M per milestone). Worldwide product sales milestones for glufosfamide ($15M–$20M). Individual shares:Edwin J. Thomas: 1.3%, Eleison Pharma Holdings: 3.2%, Eleison Investors, LP: 35.2%, Eleison Investors II, LP: 19.7%, Joel Morganroth: 1.3%, Frank Seidman: 7.0%
  Material Terms: Milestone events trigger payments. Payments are outlined in the Amended and Restated Investor Rights Agreement (November 13, 2020).

Valuation

Valuation Cap: $75,000,000.00

Valuation Cap Details: The Company has internally determined a pre-money valuation of $75 million, without a third-party independent evaluation. Eleison's valuation analysis is based on 1) a set of comparable public biotech companies (companies having at least one active phase 3 oncology program and not commercial stage), 2) valuation based on Eleison's discounted cash flow model, and 3) recent biotech IPOs. Since Eleison is currently a private company, we discounted these valuation methods to arrive at the above pre-money valuation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Clinical Development
  25.0%
  Funding ongoing and planned Phase III clinical trials for key drug candidates (Glufosfamide, ILC, and DBD).

- Working Capital and General Corporate Purposes
  57.5%
  Supporting day-to-day operations, corporate overhead, and providing liquidity to secure additional funding for further clinical and regulatory activities.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Clinical Development
  54.5%
  Funding ongoing and planned Phase III clinical trials for key drug candidates (Glufosfamide, ILC, and DBD).

- Manufacturing
  10.0%
  Manufacturing of product candidates for clinical testing purposes.

- Working Capital and General Corporate Purposes
  30.0%
  Supporting day-to-day operations, corporate overhead, and providing liquidity to secure additional funding for further clinical and regulatory activities.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.eleison-pharma.com (www.eleison-pharma.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/eleison-pharmaceuticals

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Eleison Pharmaceuticals Inc.

[See attached]

ELEISON PHARMACEUTICALS INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Eleison Pharmaceuticals Inc.
Princeton, NJ

We have reviewed the accompanying financial statements of Eleison Pharmaceuticals Inc. (the "Company"), which comprises the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of stockholders' deficit, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

November 25, 2024
Los Angeles, California

ELEISON PHARMACEUTICALS INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	10,380	$	20,972
Prepaids and Other Current Assets		5,914		5,914
Total Current Assets		**16,294**		**26,886**
Deferred Offering Costs		711,670		701,170
Security Deposit		1,500		1,500
Total Assets	**$**	**729,464**	**$**	**729,556**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	2,351,159	$	2,965,149
Current Portion of Loans and Notes		29,244		10,494
Related Party Loans		65,000		25,000
Other Current Liabilities		881,566		557,037
Total Current Liabilities		**3,326,969**		**3,557,680**
Loans and Promissory Notes, net of current portion		475,973		505,217
Convertible Notes, at Fair Value		1,603,390		511,565
Accrued Interest on Convertibles and Loans		345,067		72,963
Derivative Liability		45,688		18,932
Total Liabilities		**5,797,087**		**4,666,357**
STOCKHOLDERS' EQUITY				
Common Stock		64,000		64,000
Additional Paid in Capital		30,248,694		28,828,367
Accumulated Deficit		(35,380,317)		(32,829,168)
Total Stockholders' Equity		**(5,067,623)**		**(3,936,801)**
Total Liabilities and Stockholders' Equity	**$**	**729,464**	**$**	**729,556**

See accompanying notes to financial statements.

ELEISON PHARMACEUTICALS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	**2023**	**2022**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit/ (Loss)	**-**	**-**
Operating Expenses		
General and Administrative	974,093	1,282,905
Research and Development	616,911	3,137,012
Total Operating Expenses	**1,591,004**	**4,419,917**
Net Operating Loss	**(1,591,004)**	**(4,419,917)**
Interest Expense	294,840	93,078
Other Expense	665,305	209,768
Loss Before Provision for Income Taxes	**(2,551,149)**	**(4,722,763)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (2,551,149)**	**$ (4,722,763)**

See accompanying notes to financial statements.

ELEISON PHARMACEUTICALS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(UNAUDITED)

(USD $ in Dollars)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2021	**6,400,000**	**$ 64,000**	**$ 27,680,494**	**$ (28,106,405)**	**$ (361,911)**
Share-Based Compensation	-	-	488,600	-	488,600
Issuance of Warrants in Connection with Convertible Notes	-	-	659,273	-	659,273
Net Loss	-	-	-	(4,722,763)	(4,722,763)
Balance—December 31, 2022	**6,400,000**	**$ 64,000**	**$ 28,828,367**	**$ (32,829,168)**	**$ (3,936,801)**
Share-Based Compensation	-	-	488,600	-	488,600
Issuance of Warrants in Connection with Convertible Notes	-	-	931,727	-	931,727
Net Loss	-	-	-	(2,551,149)	(2,551,149)
Balance—December 31, 2023	**6,400,000**	**$ 64,000**	**$ 30,248,694**	**$ (35,380,317)**	**$ (5,067,623)**

See accompanying notes to financial statements.

ELEISON PHARMACEUTICALS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(2,551,149)	$	(4,722,763)
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities				
Accrued Interest on Convertibles		272,104		51,030
Share-Based Compensation		488,600		488,600
Amortization of Discount on Convertible Note		665,308		209,770
Changes in Operating Assets and Liabilities:				
Prepaids and Other Current Assets		-		(5,375)
Accounts Payable		(613,990)		2,089,699
Other Current Liabilities		324,529		208,999
Increase in Deferred Offering Costs		(10,500)		(398,276)
Security Deposit		-		503
Other		(10,494)		6,565
Net Cash Used In Operating Activities		**(1,435,592)**		**(2,071,248)**
CASH FLOW FROM FINANCING ACTIVITIES				
Shareholder Loans		40,000		25,000
Convertible Notes		1,385,000		980,000
Net Cash Provided by Financing Activities		**1,425,000**		**1,005,000**
Change in Cash & Cash Equivalents		**(10,592)**		**(1,066,248)**
Cash & Cash Equivalents —Beginning of The Year		20,972		1,087,220
Cash & Cash Equivalents—End of The Year	**$**	**10,380**	**$**	**20,972**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	22,736	$	93,078

See accompanying notes to financial statement

1.   NATURE OF OPERATION

Eleison Pharmaceuticals Inc. is a clinical-stage biotechnology company focused on identifying, acquiring, developing, and commercializing novel oncology drug candidates to provide new hope for patients with life-threatening cancers. Our pipeline includes three (3) development-stage products that address unmet clinical needs in pancreatic (glufosfamide), lung and bone (inhaled lipid-complexed cisplatin ("ILC")), and brain cancer (dibromodulcitol ("DBD")).

The Company was incorporated in Delaware on October 14, 2009, as Eleison Pharmaceuticals Inc. and on December 20, 2011, formed a wholly owned Delaware limited liability company named Eleison Pharmaceuticals, LLC. On February 4, 2012, under the terms of a certain assumption and assignment agreement, substantially all of the assets, including all of the patents, license agreements, and intellectual property, and most of the liabilities of the parent company were assigned to and assumed by the wholly owned subsidiary Eleison Pharmaceuticals, LLC. Eleison Pharmaceuticals, LLC was the successor to all of the parent company's operations and assumed substantially all of the parent company's assets. On November 12, 2020, Eleison Pharmaceuticals, LLC converted from a Delaware limited liability company to a Delaware corporation named Eleison Pharmaceuticals Inc. The financial statements of Eleison Pharmaceuticals Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Princeton, NJ.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023, and 2022.

Revenue Recognition

We recognize revenue when our customers obtain control of the promised goods or services in an amount that reflects the consideration which we expect to receive in exchange for those goods or services in accordance with ASC 606 (Topic 606, Revenue from Contracts with Customers). To account for arrangements that are within the scope of ASC 606, we perform the following five steps:

1. identify the contract(s) with a customer;
2. identify the performance obligations in the contract;
3. determine the transaction price, including variable consideration, if any;
4. allocate the transaction price to the performance obligations in the contract; and
5. recognize revenue when (or as) we satisfy our performance obligations.

We must assess the promises made in the contract with our customers and identify those promises as performance obligations. Generally, performance obligations are clearly stated in the contract with the customer. However, performance obligations can also be implicit in the contract if, when entering into the contract, the promises create a valid expectation on the part of the customer. These promises can be goods to be delivered or services to be performed. We do not have any performance obligations with respect to our current contracts.

We must apply judgment in assessing whether each promised good or service is distinct. If a promised good or service is not distinct, we will combine that good or service with other promised goods or services until we identify a bundle of goods or services that is distinct. We do not have any performance obligations related to warranties.

The transaction price is then determined and allocated to the identified performance obligations in proportion to their estimated fair value, which requires significant judgment. Variable consideration, which is estimated using the expected value method or the most likely amount method, is included in the transaction price only if, in our judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Examples of variable consideration include discounts, credits, rebates, vendor chargebacks, and sales returns.

For contracts that include development, regulatory, or sales milestone payments, we evaluate whether the milestones are probable of being reached and estimate the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control or the licensee's control, such as regulatory approvals, are generally not considered probable of being achieved until those approvals are received.

A performance obligation is a promise in a contract to transfer distinct goods or services to our customer. Our performance obligations include commercialization license rights, development services, and future commercial product supply. The consideration we receive in the form of nonrefundable upfront consideration related to the functional intellectual property licenses is recognized when we transfer such license to the customer. In the event the license is combined with other goods or services into one performance obligation, the revenue is recognized over a period of time based on our estimated pattern in which we satisfy the combined performance obligation.

Research and Development Costs

Research and development expenses consist of costs for clinical development and manufacturing of clinical trial materials associated with our research and development activities. Our research and development expenses include:

- External research and development expenses incurred under arrangements with third parties, such as contract research organizations ("CROs"), consultants, and contract manufacturing organizations;
- Employee-related expenses, including salaries, benefits, travel, and stock-based compensation expense;
- Laboratory supplies; and
- License and sub-license fees.

We expense research and development costs as incurred. We account for nonrefundable advance payments for goods and services that will be used in future research and development activities as expenses when the service has been performed or when the goods have been received.

At each period end, we evaluate the accrued expense balance related to these activities based upon information received from the suppliers and estimated progress toward completion of the research or development objectives to ensure that the balance is reasonably stated. Such estimates are subject to change as additional information becomes available.

Patent Costs

The Company in the normal course of its business engages in activity to protect intellectual property developed by the Company and/or acquired from third-party sources (typically via license agreements). This activity includes the preparation, filing, and prosecution of patents in the U.S. and internationally. The cost of this patent activity includes, but is not limited to internal management effort, outside legal counsel, consulting services, and filing fees (together, "Patent Costs"). Patent Costs include costs for patents issued, applications in prosecution (i.e., pending), and applications denied or otherwise terminated. Patents issued and pending are associated with specific drug products in development. No drug products in development by the Company have yet to be commercialized. For commercialization, drug products in development must successfully complete years of non-clinical and clinical evaluation and will ultimately require approval from regulatory authorities. In the biotechnology industry, this development process often takes ten years or more, and less than 5% of drug candidates entering the clinical trial process achieve commercialization. Within the biotechnology industry, since most patents issued and pending are associated with drug development programs which ultimately don't achieve commercialization, it is the predominant practice within the industry to expense when incurred Patent Costs. Because of the lack of certainty regarding the potential for commercialization of the Company's drug development programs and the associated patents (issued and pending), it is the policy of the Company, consistent with industry practices, to expense Patent Costs when incurred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Deferred Offering Costs

We capitalize certain legal, accounting, and other third-party fees that are directly associated with in-process equity financings as deferred offering costs (long-term) until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders' equity as a reduction of additional paid-in capital generated as a result of the offering. As of December 31, 2023, and December 31, 2022, we had recorded $711,670 and $701,170 of deferred offering costs in our balance sheet in contemplation of a probable 2024 equity financing. Should the equity financing no longer be considered probable of being consummated, the deferred offering costs would be expensed immediately as a charge to operating expenses in the statements of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 25, 2024, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2023	2022
Prepaid Insurance Expenses	5,914	5,914
Total Prepaids and Other Current Assets	$ 5,914	$ 5,914

Other current liabilities consist of the following:

As of December 31,	2023	2022
Accrued Clinical Trial Expenses	$ 160,234	$ 162,447
Simplified Employee Pension (SEP) Liability	28,963	37,238
Consulting and Advisory Fees	371,666	241,666
Accrued Payroll	288,704	81,250
Accrued Interest	31,681	34,118
Other Accrued Expenses	318	318
Total Other Current Liabilities	$ 881,566	$ 557,037

4. DEBT

The Company had an outstanding term loan payable, details of which are as follows:

					As of December 2023			As of December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
U.S. Small Business Administration Loan	$ 500,000	3.75%	4/22/2020	4/22/2050	$ 29,244	$ 475,973	$ 505,217	$ 10,494	$ 505,217	$ 515,711
Total					$ 29,244	$ 475,973	$ 505,217	$ 10,494	$ 505,217	$ 515,711

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

					As of December 2023			As of December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2022 Convertible Notes	$ 980,000	12%	2022	2026	$ -	$ 980,000	$ 980,000	$ -	$ 980,000	$ 980,000
2023 Convertible Notes	1,385,000	12%	2023	2027	-	1,385,000	1,385,000	-	-	-
Fair Value Adjustment	-	-	-	-		(761,610)	(761,610)		(468,435)	(468,435)
Total					$ -	$ 1,603,390	$ 1,603,390	$ -	$ 511,565	$ 511,565

The Notes are convertible into common stock upon consummation of an IPO at a conversion price equal to seventy-five (75%) percent of the per share price of the common stock issued in the IPO. The embedded redemption put feature upon IPO, the option to extend the Notes term, and the potential for an Event of Default or Sale of the Company are not clearly and closely related to the debt host instrument and were bundled together, assigned probabilities of being affected and measured at fair value. Subsequent changes in the fair value of these features will be recognized in the statements of operations. The fair value of the bifurcated derivative liability was estimated utilizing the with and without method which uses the probability-weighted difference between the scenarios with the derivative and the plain vanilla maturity scenario without a derivative. As of December 31, 2023, and December 31, 2022, the Company has received $2,365,000 and $980,000 of funding from the Notes, respectively.

Discounts to the principal amounts are included in the carrying value of the Notes. During 2022, the Company issued $980,000 of Notes and recorded a debt discount of $678,205 upon issuance of the Notes, which was comprised of the issuance date fair values of the associated embedded derivative of $18,932 and relative fair value of the warrants of $659,273. Interest expense on the Notes totaled $72,963 for the twelve months ended

December 31, 2022. During 2023, the Company issued $1,385,000 of Notes and recorded a debt discount of $958,483 upon issuance of the Notes, which was comprised of the issuance date fair values of the associated embedded derivative of $26,756 and relative fair value of the warrants of $931,727. Interest expense on the Notes totaled $272,105 for the twelve months ended December 31, 2023

With the purchase of each Note, the purchaser also received a warrant to purchase shares of common stock of the Company. The Notes mature one year after the date of issuance if not sooner paid or converted, and the Company has the option to extend the term up to three additional years if as determined in good faith by the Company's board of directors (i) the Company lacks sufficient funds to repay the Notes, or (ii) any such repayment would cause the Company to be unable to pay its debts as the debts become due. If the Notes are extended, the interest rate will increase to 18% per annum. The Notes become immediately due and payable upon a Sale of the Company (as defined in the Note agreement) or, at the option of the holder, an Event of Default (as defined in the Note agreement).

Related Party Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

				As of December 2023			As of December 2022		
Owner	Principal Amount	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Edwin Thomas - CEO	$ 65,000	Fiscal Year 2022	Not set	$ 65,000	$ -	$ 65,000	$ 25,000	$ -	$ 25,000
Total				$ 65,000	$ -	$ 65,000	$ 25,000	$ -	$ 25,000

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

5.   SHARE-BASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 800,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of ten years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other

relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	530,500	$	5.00	-
Granted	-		-	-
Exercised	-		-	-
Expired/Cancelled	-		-	-
Outstanding at December 31, 2022	530,500	$	5.00	6.94
Exercisable Options at December 31, 2022	530,500	$	5.00	6.94
Granted	-		-	-
Exercised	-		-	-
Expired/Cancelled	-		-	-
Outstanding at December 31, 2023	530,500	$	5.00	5.94
Exercisable Options at December 31, 2023	530,500	$	5.00	5.94

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

During the year ended December 31, 2023, and 2022, the Company recognized stock-based compensation expenses of $488,600 and $488,600, respectively.

Warrants

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards		Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2021	1,061,494	$	3.49	-
Granted	392,000		-	-
Vested	-		-	-
Forfeited	-		-	-
Outstanding at December 31, 2022	1,453,494	$	1.68	9.83
Granted	692,500	$	1.68	-
Vested	-		-	-
Forfeited	-		-	-
Outstanding at December 31, 2023	2,145,994	$	1.68	8.83

The term of the warrants shall be ten years, and the exercise price will be either (i) the per share price of the common stock issued with the IPO, or (ii) fair market value determined by the Company's board of directors in the event no IPO is completed within one year of the date of issuance of the warrants (the "Exercise Price"). The measurement of fair value was determined utilizing a Monte Carlo analysis considering all relevant assumptions current at the date of issuance (i.e., share price of $5.00, term of 5.5 years, assumed time to IPO of 6 months, volatility of 74%, chance of default of 25%, and risk-free rate of 3.32%). An initial estimated share price of $5.00 was based on the most recent equity transaction entered into by the Company and the terms of the warrant dictate that the exercise price will be determined as either (i) the per share price of the common stock issued with the IPO or (ii) the fair market value as determined by the Company's board of directors in the event no IPO is completed within one year of the date of issuance of the warrant. The expected term was estimated based on the contractual term of the warrants and the likelihood of an early exercise, including upon a sale of the Company.

The grant date fair value of these warrants based on a relative fair value allocation was estimated to be $931,727 in 2023 and $659,273 in 2022 and is reflected within additional paid-in capital.

6. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 12,000,000 shares of common stock with a par value of $0.01. As of December 31, 2023, and 2022, 6,400,000 shares and 6,400,000 shares of common stock, respectively, have been issued and were outstanding.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022, consists of the following:

For the Year Ended December 31,	2023	2022
Net Operating Loss	$ (315,294)	$ (830,318)
Valuation Allowance	315,294	830,318
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022, are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (1,868,833)	$ (1,553,539)
Valuation Allowance	1,868,833	1,553,539
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $7,052,199. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration

of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   RELATED PARTY TRANSACTIONS

The Company is a party to the Services Agreement with Capital Solutions, an entity that Frank Seidman, a member of the Board of Directors, is the founding principal of and serves as the president. During the twelve months ended December 31, 2023, and 2022, the Company recorded consulting fees related to the Services Agreement of $95,000. As of December 31, 2023, and December 31, 2022, the Company had amounts accrued and due to Capital Solutions of $276,666 and $181,666, respectively, which are included in accrued expenses on our balance sheets.

The Company is a party to various consulting agreements, including those with the CFO, Chief Medical Officer, and Vice President of Chemistry, Manufacture, and Contracts. Under those consulting agreements, the Company pays a fixed monthly retainer fee for a guaranteed number of service hours or a fixed hourly rate for services rendered during the month. All of our consultants are entitled to reimbursement for certain business expenses. The consulting agreements have a stated termination date but can be extended by mutual agreement of the parties.

The Company maintains a SEP Plan for our employees, including our CEO. The outstanding SEP Plan payable on December 31, 2023, and December 31, 2022, included amounts of $0 and $26,480, respectively, due to our CEO's individual SEP account.

Pursuant to the terms of an Amended and Restated Investor Rights Agreement, dated November 13, 2020, the Company is obligated to make "Milestone Payments" to stockholders, which include some of our officers, directors, and 5% stockholders. Table 1 below sets forth the "Milestone Events" and the amount of the Milestone Payments and Table 2 below identifies the recipients of the Milestone Payments who are our officers, directors, or 5% stockholders.

Table 1.

Milestone Event	Milestone Payment
First marketing approval by the FDA for glufosfamide	$ 2,000,000
First marketing approval by FDA for ILC	$ 1,000,000
First marketing approval by FDA of DBD	$ 1,000,000
First-year annual worldwide product sales of glufosfamide exceed $100 million	$ 15,000,000
First-year annual worldwide product sales of glufosfamide exceed $250 million	$ 20,000,000

Table 2.

Name of Officer, Director or Stockholder	Share of Milestone Payment
Edwin J. Thomas	1.3%
Eleison Pharma Holdings	3.2%
Eleison Investors, LP	35.2%
Eleison Investors II, LP	19.7%
Joel Morganroth	1.3%
Frank Seidman	7.0%

In 2022 and 2023, our CEO advanced funds to the Company in the amounts of $25,000 and $40,000, which remain outstanding as of December 31, 2023. The advanced funds are payable upon demand by the CEO.

10. SUBSEQUENT EVENTS

During 2024, the CEO advanced funds to the Company in the amount of $72,000. The advanced funds are payable upon demand by the CEO and do not bear interest.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the year ended December 31, 2023 the Company had a net operating loss of $1,591,004, an operating cash flow loss of $1,435,592, and liquid assets in cash of $10,380, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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GET A PIECE OF ELEISON PHARMACEUTICALS

Innovative Treatment for Pancreatic, Lung, and Brain Cancers

Eleison Pharmaceuticals is advancing next-generation therapeutics to treat life-threatening cancers with unmet need and few medical options. With one drug candidate already underway in a Phase 3 trial (the final clinical trial before requesting regulatory approval), a...

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Eleison
PHARMACEUTICALS INC.
Advanced Solutions for Rare Cancers
Pancreatic Cancer
Small-Cell Lung Cancer
Brain Cancer
Bone Cancer

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

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10.0% Interest Rate

MIN INVEST ⓘ
$600

VALUATION CAP
$75M

REASONS TO INVEST





Our next-generation chemotherapeutic agents are engineered to target cancer cells, with the goal of offering safer, more effective therapies compared to traditional chemotherapeutics; and each based on drugs already known to kill cancer cells.

Eleison is supported by more than $25 million in prior equity investment, 3 partnerships with pharma companies, more than 60 patents, and led by a deeply experienced team, each with over 25 years of life sciences expertise and proven success in advancing clinical-stage therapeutics.

One drug candidate already in an on-going Phase 3 trial, and two others Phase 3 ready, address unmet medical need and significant market opportunities, supported by orphan drug designations and a broad patent portfolio.

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10.0% Interest Rate

MIN INVEST
$600

VALUATION CAP
$75M

TEAM

Edwin J. Thomas • President and Chief Executive Officer, Board Member

With over 30 years of leadership experience, Mr. Thomas has successfully built multiple life science companies.



Michael E. Lusty, Ph.D. • Vice President, Chemistry & Manufacturing

Dr. Lusty leverages over three decades of biotech experience, managing drug manufacturing to maintain Eleison's focus on quality and innovation.



Patrick J. Maguire, M.D., Ph.D. • Chief Medical Officer and Vice President

Dr. Maguire brings 25+ years of senior biotech leadership, combining clinical acumen with business insights. His diverse expertise ensures Eleison's innovative therapies align with patient and market needs.



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10.0% Interest Rate

MIN INVEST ⓘ
$600

VALUATION CAP
$75M

THE PITCH

Eleison Pharmaceuticals is advancing next-generation chemotherapies to address rare and life-threatening cancers. Led by a team each with over 25 years of life sciences expertise, we are focused on delivering targeted, safer, more effective treatments through the final required regulatory steps (Phase 3 clinical trials and new drug applications) and ultimately commercialization. With strong intellectual property protection and robust partnerships, we are targeting multi-billion-dollar markets with innovative therapies for unmet medical needs.

Eleison Pharmaceuticals develops innovative chemotherapies

engineered to target cancer cells.



Leading Phase 3 trials for pancreatic cancer, brain cancer, and lung cancer.

Advancing
Next Generation Treatments
with enhanced safety and tumor specificity.

25+ years of leadership in life sciences, with expertise driving late-stage clinical development



Strong patent

Planned

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$600

VALUATION CAP
$75M

portfolio and orphan drug designations.

Multi-billion dollar markets with high unmet needs.

Launch Date
2026/27
(Glufosfamide NDA submission)

Three Products in Phase 3 Trials or Phase 3 Ready
- Pancreatic Cancer
- Brain Cancer
- Lung Cancer

5 Orphan Drug Designations
- Market exclusivity for 7 years in the U.S., 10 years in Europe
- Regulatory Benefits

Strong Patent Portfolio
- More than 60 patents issued in the U.S. and worldwide

Invest Now
10.0% Interest Rate

MIN INVEST ⓘ
$600

VALUATION CAP
$75M

THE PROBLEM & OUR SOLUTION

The Problem

Current cancer treatment options for rare cancers are limited, with high toxicity and poor tumor specificity. Patients with pancreatic cancer, small-cell lung cancer, brain cancer, and other rare cancers often face significant unmet medical needs, as existing therapies generally fail to provide effective, safe, and targeted treatment.

Our Solution

Eleison Pharmaceuticals is addressing these challenges with next-generation chemotherapies in development engineered to enhance tumor specificity, reduce systemic toxicity, and improve patient outcomes. Our business model focuses on acquiring advanced therapeutic assets, advancing them through rigorous Phase 3 clinical trials, and collaborating with pharmaceutical partners to facilitate commercialization. Our approach is designed to minimize costs and streamline market entry while addressing critical gaps in cancer care.

Delivering hope and innovation to cancer patients through safer, more effective treatments.

● **Glufosfamide (Phase 3 ongoing)**
Pancreatic Cancer
(Target NDA: 2026/27)

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MIN INVEST ⓘ
$600

VALUATION CAP
$75M

(Target NDA: 2026/27)

● **ILC (Phase 3 ready)**
Pancreatic Cancer
(Target NDA: 2028)

● **DBD (Phase 3 ready)**
Brain cancer



● **Intellectual Property Protection**
60+ issued patents
5 Orphan designations

● **Market Opportunity**
$2B+ annual revenue potential for each
of Glufosfamide, ILC, and DBD

● **Patients Addressed Annually**
200,000+ potential cases
globally.

● **Phase 3 Ready**
Advanced clinical-stage assets



Strategic Partnerships
Licensing deals in South Korea, China, and Israel.

Revenue Streams
Royalties from partnerships, near-term commercialization.

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10.0% Interest Rate

MIN INVEST ⓘ
$600

VALUATION CAP
$75M

THE MARKET & OUR TRACTION

The Market

Cancer generally, and rare cancers particularly represent a significant unmet medical need with limited treatment options. Eleison Pharmaceuticals is addressing this gap, targeting multi-billion-dollar global markets. Based on current market analyses and global cancer incidence, we estimate potential peak annual revenues for glufosfamide could range between $1-$2 billion, contingent on successful commercialization and market adoption. We estimate peak annual revenues of $5+ billion and $3+ billion for each of ILC and DBD, respectively. These drug candidates are supported by orphan drug designations, which provide regulatory advantages and market exclusivity for seven years in the U.S. and ten years in Europe.

Our Traction

- **3 Products in Development:** Glufosfamide, ILC (Inhaled Lipid-Complexed Cisplatin), and DBD

(Dibromodulcitol), all currently in Phase 3 clinical trials or Phase 3 ready.

- **Patents:** Robust IP portfolio with multiple issued patents and orphan drug designations in the U.S. and Europe.
- **R&D Experience:** Over 25 years of research development experience for each of our core team members.
- **Projected Timeline:** Glufosfamide NDA (New Drug Application) submission planned for 2026/27, followed by planned NDA submissions for ILC and DBD in 2028 and 2029, respectively.

Additional Traction

Notable Partnerships:
Eleison Pharmaceuticals has established strategic partnerships with Daewoong Pharma (South Korea), Intelgen (China), and Rafa Laboratories (Israel). These collaborations ensure global reach and access to key markets, while reducing capital requirements by providing us financial support for our clinical trials.

Awards/Certifications:
All three core assets have received orphan drug designations in the U.S. and/or Europe, ensuring market exclusivity and regulatory advantages.



Partnership Achievements

Eleison Pharmaceuticals has established strategic partnerships with Daewoong Pharma (South Korea), Intelgen (China), and Rafa Laboratories (Israel). These collaborations ensure global reach and access to key markets by providing us financial support for our clinical trials.

USA   Israel   China   South Korea



IP and Regulatory Wins



Our core assets are protected by more than 60 patents issued in the U.S. and worldwide. In addition, we have received orphan designations in the U.S. and Europe, providing market exclusivity of 7 and 10 years, respectively, plus certain regulatory benefits.

WHY INVEST

Investing in Eleison Pharmaceuticals means joining the fight against rare and life-threatening cancers, such as pancreatic cancer, small-cell lung cancer, and brain cancer Your funds will support Phase 3 clinical trials for our next-generation chemotherapies, bringing innovative treatments closer to patients in need. Treatments which target cancer tumors, offering improved efficacy and safety, and based on drugs already known to kill cancer cells. With a robust IP portfolio, orphan drug designations, and partnerships in key global markets, strategically focused on developing impactful solutions.



Be part of the journey to bring
Next-generation cancer treatments to patients with critical need.

Invest Today!

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MIN INVEST ⓘ
$600

VALUATION CAP
$75M

ABOUT

HEADQUARTERS
**100 Overlook Center, 2nd Floor
Princeton, NJ 08540**

WEBSITE
View Site ⧉

Eleison Pharmaceuticals is advancing next-generation therapeutics to treat life-threatening cancers with unmet need and few medical options. With one drug candidate already underway in a Phase 3 trial (the final clinical trial before requesting regulatory approval), and two other drug candidates Phase 3 ready, we aim to achieve regulatory submission (NDA – New Drug Application) and target potential commercialization of our lead asset by 2026/27, subject to successful trial outcomes and regulatory approvals. We believe our drug candidates, if successfully completing Phase 3 clinical trials and receiving regulatory approval, have the potential to provide targeted treatment to cancer patients globally and access significant revenue opportunities.

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10.0% Interest Rate

MIN INVEST $600

VALUATION CAP $75M

TERMS

Eleison Pharmaceuticals

Overview

INTEREST RATE
10.0%

VALUATION CAP
$75M

MATURITY DATE
Jan 5, 2027

FUNDING GOAL
$124K - $1.24M

Breakdown

MIN INVESTMENT
$600

OFFERING TYPE
Convertible Notes

DISCOUNT RATE
25.0%

TYPE OF EQUITY
Common Stock

CONVERSION TRIGGER
$5,000,000

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

A convertible note offers you the right to receive Common Stock in Eleison Pharmaceuticals. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $5,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $75,000,000.00 Valuation Cap or if less, then you will receive a 25.00% discount on the price the new investors are paying. You also receive 10.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: For our returning investors in Eleison Pharmaceuticals, enjoy additional 10% bonus interest.

Time-Based Perks

Early Bird 1: Invest $5,000+ within the first 2 weeks | 5% bonus interest

Early Bird 2: Invest $10,000+ within the first 2 weeks | 10% bonus interest

Early Bird 3: Invest $25,000+ within the first 2 weeks | 15% bonus interest

Early Bird 4: Invest $50,000+ within the first 2 weeks | 20% bonus interest

Amount-Based Perks

Tier 1 Perk: Invest $10,000+ | 5% bonus interest

Tier 2 Perk: Invest $50,000+ | 10% bonus interest

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be

investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Eleison Pharmaceuticals, Inc. will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

Eligible StartEngine convertible note holders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 11% instead of 10%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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VALUATION CAP
$75M

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and FINRA / SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "ELEISON PHARMACEUTICALS INC." FILED IN THIS OFFICE ON THE TWELFTH DAY OF NOVEMBER, A.D. 2020, AT 5:47 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

5084462 8100V
SR# 20208374418

Authentication: 204093235
Date: 11-16-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:47 PM 11/12/2020
FILED 05:47 PM 11/12/2020
SR 20208374418 - File Number 5084462

STATE OF DELAWARE

**CERTIFICATE OF INCORPORATION
OF
ELEISON PHARMACEUTICALS INC.,**

a stock corporation

FIRST: The name of this Corporation is Eleison Pharmaceuticals Inc. (the "**Corporation**").

SECOND: The name of the Corporation's registered agent and the address of Corporation's registered office in the State of Delaware are The Corporation Trust Company, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the "**DGCL**") and to possess and exercise all of the powers and privileges granted by the DGCL and any other law of the State of Delaware.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 12,000,000 shares of Common Stock, $0.01 par value per share ("**Common Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. Common Stock.

1. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

2. The affirmative vote of holders of at least 67% of the Common Stock outstanding shall be required to authorize any action by the Corporation involving any of the following:

(a) any increase or decrease in the authorized number of designated shares of Common Stock;

(b) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock;

(c) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in

1

connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

(d)   any amendment, alteration, restatement, repeal, addition or other change to any provision of the Certificate of Incorporation (as hereinafter defined) or the Bylaws of the Corporation in a manner so as to adversely affect the Common Stock, whether by merger, consolidation, recapitalization, reorganization or otherwise;

(e)   any increase or decrease in the authorized number of directors comprising the entire Board (as hereinafter defined);

(f)   enter into or execute any transaction with any officer, director, stockholder or other affiliate of the Corporation; or

(g)   effect any Deemed Liquidation Event.

B.   Waiver. Any right, preference or privilege of the Common Stock contained in this Certificate of Incorporation may be waived as to all shares of Common Stock, in any instance, upon the written consent or agreement of the holders of at least 67% of the then outstanding shares of Common Stock.

C.   Definitions. For purposes of this Certificate of Incorporation, the following terms used herein shall have the meanings ascribed below. Certain other capitalized terms are defined elsewhere in the Certificate of Incorporation.

1.   "**Board**" means the Corporation's Board of Directors.

2.   "**Certificate of Incorporation**" means the Corporation's Certificate of Incorporation, as the same may be amended or amended and restated after the date hereof.

3.   "**Deemed Liquidation Event**" means any of the following events:

(a)   a liquidation, dissolution, winding-up, merger or consolidation in which:

i.   the Corporation is a constituent party; or

ii.   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or

resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation (provided that, all shares of Common Stock issuable upon exercise of options) outstanding immediately prior to such merger or consolidation or upon conversion of convertible securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged); or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

4.   "**Issue**" or "**Issuance**" in any of its forms, means to sell, grant or otherwise issue in any manner.

5.   "**Person**" or "**person**" means any natural person, corporation, general partnership, limited partnership, limited liability partnership, limited liability company, proprietorship, joint venture, trust, association, union, entity or other form of business organization or any governmental or regulatory authority whatsoever.

FIFTH: Subject to any additional vote required by this Certificate of Incorporation or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in any Voting Agreement in effect from time to time by and between the Corporation and stockholders of the Corporation or, if no such agreement exists, in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be

kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

1. <u>Right to Indemnification of Directors and Officers.</u> The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in <u>Section 3</u> of this Article Tenth, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board.

2. <u>Prepayment of Expenses of Directors and Officers.</u> The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, <u>provided</u>, <u>however</u>, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3. <u>Claims by Directors and Officers.</u> If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within thirty (30) days after a

written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4.   Indemnification of Employees and Agents.   The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney's fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board.

5.   Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorney's fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board.

6.   Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, any provision of this Certificate of Incorporation, the Bylaws of the Corporation, agreement, vote of stockholders or disinterested directors or otherwise.

7.   Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8.   Insurance. The Board may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

9.   Amendment or Repeal.   Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators. The obligations of the Corporation to indemnify any persons under this Article Tenth, including the duty to advance expenses, shall be considered a contract between the Corporation and such person. If the General Corporation Law or any other law of the State of Delaware is amended after approval of this Article Tenth to authorize corporate action expanding the scope of indemnification, then the Corporation shall indemnify any and all persons described in this Article Tenth to the fullest extent permitted by the General Corporation Law or such other law as so amended.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

*   *   *

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 12th day of November, 2020.

By: /s/ Edwin Thomas

Name: Edwin Thomas
Title: Incorporator
Address: 100 Overlook Center
           2nd Floor
           Princeton, NJ 08540